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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rentokil Initial

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3806 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/13/04

Rentokil Initial

AR/S
12-31-03

ANNUAL REPORT 2003

CONTENTS

Rentokil Initial

financial highlights

2003

	2003 £m	INCREASE %	2002 £m
Turnover[1]	**2,486.2**	6.3	2,339.5
Total operating profit	**455.5**	3.1	442.0
Profit before tax and exceptional items[2]	**408.5**	4.7	390.3
Profit before tax	**396.8**	1.7	390.3
Operating cash flow[3]	**269.3**	10.8	243.1
Basic earnings per share	**15.83p**	5.5	15.00p
Adjusted earnings per share[4]	**16.47p**	9.8	15.00p
Dividends per share	**6.10p**	10.3	5.53p

[1] Including franchisees and share of associate.

[2] Before exceptional loss on disposal of businesses.

[3] Before management of liquid resources, financing, dividends, acquisitions, disposals and adjusted for capital expenditure financed by leases.

[4] Basic earnings per share adjusted for the exceptional loss on disposal of businesses.

company overview

Rentokil Initial is one of the largest business services companies in the world, with some 93,000 employees, providing a range of support services. Our business operates in four markets: Hygiene, Security, Facilities Management and Parcels Delivery.

The brands of 'Rentokil' and 'Initial' represent consistent quality of service across more than 40 countries, including the major economies in Europe, North America, Asia Pacific and Africa.

Hygiene
20,000 Employees


Initial

Security
26,000 Employees



Hygiene

Hygiene Services provide a total washroom solutions service, floor mat, garment and flat linen rental services. The washroom solutions range includes air fresheners, sanitizers, feminine hygiene units and hot air hand dryers, as well as dispensers and consumables for soap, paper towels and linen roller towels. Floor mats, some of which include branding and health and safety statements, are supplied to a wide client base. Bespoke workwear and uniforms are manufactured and supplied to commercial and industrial customers and the hospitality sector, with full inventory management increasingly provided to give additional benefits to customers. Specialist high-performance workwear for sectors such as the medical, hi-tech and emergency services, is also designed and manufactured to meet stringent performance standards. Flat linen (primarily table and bedroom linen) is rented and laundered for corporate and hospitality customers and health service providers.

Pest Control provides a service for the control of pests, primarily in the workplace. Special emphasis is placed on health, safety and protection of the environment. Our research and development provides effective and innovative solutions for pest control, which together with improved working practices, set higher standards of operational effectiveness and environmental care for the customer.

Security

Effective security solutions are provided to meet customers' needs for personal safety and protection of property. These are met through both the application of advanced technologies and well trained security officers. We provide security solutions for our customers using either electronic security or manned guarding, or increasingly a mix of both, which is tailored to meet their individual needs.

Facilities Management

Facilities Management Services Cleaning, catering and hospital services are provided as stand-alone contracts but also create the platform from which multi-service contracts are provided offering one point of customer contact. Any number of Rentokil Initial services can be incorporated within a contract using our own specialist management services.

Tropical Plants Offered to customers on a rental and maintenance or purchase and maintenance basis, they range from a single plant or tree to displays for the largest atrium. Our specialist in-house design and development team also offers a range of services to facilities managers, interior designers and architects, to introduce plants as an integral part of building design and refurbishment to meet the changing needs in interior environments.

Conferencing Our UK network of 28 specialised education and training centres meets the needs of corporate and public sector customers. These centres provide specialist meeting facilities, residential accommodation, hot desks and internet cafés, together with leisure and recreational amenities.

Parcels Delivery

As the UK's premium express service, specific deadlines or any time next day deliveries can be met. Fully integrated despatch processes provide significant performance benefits to any customer, large or small.



Facilities Management
43,000 Employees


Initial City

Parcels Delivery
4,000 Employees

Chairman's Statement

2003 has been a year of change for the company with James Wilde succeeding me as chief executive at the beginning of the year and his subsequent restructuring of the management of the company into four service sectors. He will comment in detail in his review on the company's performance in 2003.

Results

In summary, underlying trading was broadly in line with market expectations. Turnover from continuing operations increased 6.9% to £2,471.1 million; profit before tax increased 4.7% to £408.5 million, before charging £11.7 million as an exceptional loss on disposal of businesses and earnings per share, adjusted for this exceptional loss, were up 9.8% to 16.47p, with basic earnings per share up 5.5% to 15.83p. Operating cash flow was excellent at £269.3 million. Net debt was £52.5 million lower than 2002 at £1,207.9 million, notwithstanding the effect of £23.1 million of adverse foreign exchange adjustments and £90.7 million arising from a net outflow of funds from share buy-backs, acquisitions and disposals.

Dividend

The board is recommending a final dividend of 4.35p per share, giving a full year dividend of 6.10p per share, an increase of 10.3% over 2002. The board is planning for an increase in the dividend per share in 2004 of at least 10%.

Strategy and markets

The company's vision statement is set out on page 14 in the chief executive's review. The words are new but they enunciate a set of principles which have guided Rentokil Initial for many years. The company already occupies a leading position in the business services sector, offering hygiene, safety and security solutions. However, the markets we serve provide us with a wealth of opportunities for growth. Increasing economic prosperity in most markets around the world is bringing with it ever increasing demands for consistent and high standards of hygiene, safety and security. Growing public concern over these issues, fuelled by ever increasing regulation, gives the company an opportunity which it fully intends to develop.

Strong distinctive branding assists in reinforcing our competitive edge. We have the benefit of two well-established brands, 'Rentokil' and 'Initial', which we believe are symbols of consistent quality and so differentiate our services from those of our competitors.

We do not forget that our customers, wherever they may be, have the right to expect consistent quality standards at a fair price from a world-leading business services company. We have the network and reach that allows us to be the premium quality supplier of business services in the great majority of the world's developed economies. With the imminent enlargement of the European Union and the growing prosperity across Europe, we are confident that there will be an increasing demand for higher standards and sophistication in hygiene, safety and security which will provide us with many opportunities for developing our activities.

Equally importantly, we have a great opportunity to further develop our position within countries in which we already operate. We expect to achieve this by increasing our market shares for existing services through organic growth and bolt-on acquisitions, using our widespread experience in developing business services across many countries.

Corporate governance and corporate social responsibility

Since I became chairman in 2002, the board has been strengthened further by the appointments of Peter Long and Paul Mason in 2002 and 2003 respectively.

2003 saw the introduction of the new Combined Code, following a long period of review and discussion, prompted mainly by the failure of corporate governance in companies, particularly in the United States. The new Combined Code has introduced a number of improvements to an already generally robust system of governance in the UK. I am pleased to say that your board has put in hand changes (including reorganisation of procedures and terms of reference of board committees) to ensure compliance with the new Code. More information on corporate governance is set out in the report of the directors.

We continue to make good progress in developing and implementing practices and procedures in relation to corporate social responsibility, which support the policies which have been publicly adopted by the board. More information on corporate social responsibility may be found in the report of the directors.

People

On behalf of the board I would like to pay tribute to the efforts of all our 93,000 employees. We have always considered our people to be the cornerstone on which we rely to maintain the high quality of service on which our reputation is based. Rentokil Initial has always been a company in which success is recognised and in which advancement follows achievement. To that end, we maintain high standards of training and career opportunities.

Prospects

Organic turnover growth is the prime requirement for profitable growth and, to that end, the company is maintaining investment in additional sales management and sales staff, where appropriate, and introducing further technological developments to improve the productivity and quality of our services. The main emphasis on development will be concentrated on Hygiene and Security within continental Europe.

The company is aiming for good growth in turnover in 2004 although it is likely that margins will be adversely affected by pricing levels of net new business gains, the faster growth in our lower margin businesses and the investments referred to above.

As a result of the initiatives already taken and those planned for 2004, the company should benefit from a strong performance in 2005 and beyond, reflecting an improving turnover growth rate, especially in the company's higher margin businesses.

Sir Clive Thompson
Chairman
24th March 2004

Chief Executive's Review

I am pleased to report on the results for 2003, my first year as chief executive. The new sector structure which I put in place at the start of the year is now fully established and is providing the platform for a more customer-facing approach to sales and service delivery.

2003 Results

In 2003, Rentokil Initial increased its turnover from continuing operations by 6.9% to £2,471.1 million, and by 4.8% at constant 2003 average exchange rates. Profit before tax and before the £11.7 million exceptional loss on disposal of businesses increased by 4.7% to £408.5 million, and by 0.9% at constant 2003 average exchange rates. Earnings per share, adjusted for the exceptional loss, increased 9.8% to 16.47p with basic earnings per share up 5.5% to 15.83p.

Profit before tax, after £11.7 million loss on the disposal of businesses, increased by 1.7% to £396.8 million and reduced by 2.0% at constant 2003 average exchange rates. Operating cash flow was excellent at £269.3 million, up 10.8% on 2002.

Segmentally, there were strong performances in Security and Parcels Delivery.

The sector performances are described on pages 8 to 13 and the geographic performance is summarised on page 7. These refer to continuing operations and are at constant 2003 average exchange rates.

Management

With the company having operations in more than 40 countries, employees benefit from the company's philosophy of developing the skills of management through experience in several different services. Today this experience is a pre-requisite for promotion to senior levels of management. This philosophy has created an environment in which our managers can be moved effectively between the company's businesses around the world, broadening their skills and reinforcing the Rentokil Initial culture.

The company executive board comprises myself, the finance director, the four sector managing directors and the company secretary. Each sector managing director is supported by a sector finance director and each business is run by a dedicated management team. Central services are provided for finance, legal, corporate affairs, management development, research and development, acquisitions and procurement.

Acquisitions

Seven bolt-on acquisitions were made in 2003 in Hygiene and Security and, in addition, we entered both the North American and Belgian electronic security markets with one acquisition in each. The total cost for the nine acquisitions (with aggregate annualised turnover of circa £35 million) was £22.2 million; these contributed £20.9 million to 2003 turnover and £1.3 million to profit before tax.

Disposals

The net loss on the previously reported sale of the Belgian cash-in-transit business and the recent sale of four small businesses within Facilities Management (which together had annualised turnover of circa £15 million) was £0.2 million. In addition, a review of the deferred consideration due from the disposal of businesses in 2000 has led to a charge of £11.5 million, to give a total exceptional loss of £11.7 million.

Business Stream Analysis



Turnover £2,471.1m
Hygiene 39.8%
Security 23.6%
Facilities Management 28.0%
Parcels Delivery 8.6%



Operating Profits £455.8m
Hygiene 63.1%
Security 12.7%
Facilities Management 17.4%
Parcels Delivery 6.8%

UK turnover grew by 5.7% to £1,205.4 million although operating profit fell by 2.6% to £219.5 million. Total Hygiene turnover was down by 2.2% at £251.9 million, Security up by 3.4% to £269.3 million, total Facilities Management up by 8.4% to £475.9 million, and Parcels Delivery up by 13.9% to £208.3 million.

Continental Europe turnover was up by 3.7% to £806.3 million with operating profit up 2.9% to £171.1 million. Total Hygiene turnover was up by 4.1% to £592.7 million, Security up by 3.9% to £135.3 million, and total Facilities Management was flat at £78.3 million.

North America turnover was up by 4.2% to £324.7 million, whilst operating profit reduced by 11.1% to £16.8 million. Total Hygiene turnover was flat at £21.7 million, Security up by 16.6% to £179.4 million, and total Facilities Management down by 9.0% to £123.6 million.

Asia Pacific and Africa turnover at £134.7 million was up by 3.9% and operating profit up by 2.1% to £48.4 million. Total Hygiene turnover was up by 1.1% to £116.2 million, total Facilities Management down by 3.2% to £13.6 million, and there was an inflation-driven performance in our Parcels Delivery business in southern Africa.

Geographic Analysis



Turnover £2,471.1m
UK 48.8%
Continental Europe 32.6%
North America 13.1%
Asia Pacific & Africa 5.5%



Operating Profits £455.8m
UK 48.2%
Continental Europe 37.5%
North America 3.7%
Asia Pacific & Africa 10.6%

Europe

Austria
Belgium
Czech Republic
Denmark
Finland
France
Germany
Greece
Italy
The Netherlands
Norway
Portugal
Republic of Ireland
Spain
Sweden
Switzerland
United Kingdom

North America

Bahamas
Barbados
Canada
Guyana
Jamaica
Martinique
Trinidad
USA

Asia Pacific and Africa

Australia
Fiji
Hong Kong
Indonesia
Japan
Kenya
Malaysia
New Zealand
Philippines
Singapore
South Africa
South Korea
Taiwan
Tanzania
Thailand
Zimbabwe

Hygiene

Addressing the issues

Total **Hygiene** turnover grew by 2.0% to £982.5 million with operating profit down by 1.9% to £287.4 million.

Hygiene Services was up by 2.0% in turnover at £758.1 million and down 3.6% in operating profit at £202.6 million. Continental Europe was up 4.5% in turnover at £486.8 million, with strong performances in France and Portugal, and good performances in Austria and Denmark but with disappointing trading in Germany, especially within the hospital linen services division. North America turnover was down 4.6% at £6.0 million, whilst Asia Pacific and Africa increased turnover by 1.8% to £83.4 million with excellent performances in Hong Kong and Indonesia and good performances in Malaysia and South Korea.

UK Hygiene Services turnover was down by 3.6% at £181.9 million with, as expected, a larger reduction in operating profit from the lower turnover and increased cost of management, operational and sales resource during the restructuring period. Although the turnaround has been slower than expected, the new management team, which is now in place, is implementing major initiatives, which are expected to lead to an increase in the annualised value of contracts towards the end of 2004.

During the course of 2003, we combined our two washroom sales forces into an integrated team, and we are now focusing on selling a complete washroom solution. We also established a national accounts sales team to offer the proposition to large clients who have many sites across the UK. This new sales effort was supported by the launch in September of an updated washroom products range, bringing a fresher, standardised look.

Pest Control turnover was up by 1.8% at £224.4 million and operating profit up by 2.5% at £84.8 million. UK turnover was up 1.7% at £70.0 million and continental Europe was up by 2.5% at £106.0 million with encouraging performances in most countries. Asia Pacific and Africa turnover reduced by 0.6% to £32.8 million whilst North America turnover was up by 1.8% at £15.6 million.

During the year, Hygiene won several important contracts. UK Hygiene Services was appointed by the NHS Logistics Authority to manage and supply all of its uniform requirements nationally for the next three years. This exclusive deal will see us supply garments to 1,124 wearers. In the US, Pest Control won significant contracts during the year with Rite – Aid Drug stores, Saddle Creek Corporation and the US Naval Academy in Annapolis. In Asia, Baxter Singapore named Pest Control its Supplier of the Year and presented it with a long service award to mark 20 years of excellent partnership. Our focus on managing health and safety was recognised by the Royal Society for the Prevention of Accidents in the UK, with Gold Awards going to Textile Services and Pest Control.



A well equipped and serviced washroom, reflects positively on an organisation and its regard for the comfort and well-being of its staff and visitors alike. Initial's aim is to provide services which keep washrooms looking good and users healthy by minimising the risk of exposure to the bacteria which are present in all such environments.

"a total washroom solution"

“a focus on managing health and safety”



Initial Textile Services have, to date, supplied 23,000 bespoke garments for Kwik Fit to 4,000 wearers in 350 locations.



Rentokil Pest Control's responsible approach to product safety and environmental management has resulted in the development of the RADAR mouse control unit. Using patented technology to trap a mouse, the unit humanely despatches it with carbon dioxide, then signals that it needs servicing. RADAR offers customers a replacement of traditional anti-coagulant baits.


Initial

Research indicates that the most important requirements of washroom facilities are cleanliness and a fresh, pleasant atmosphere. An unpleasant odour rightly gives the impression of an unhygienic washroom.
The company's in-house development team has designed a new airfresh system. It gives effective and consistent perfume levels, is environmentally friendly through its use of solar energy and can recognise usage patterns.

Initial wear4work supply over 500 wearers, in three police forces, with riot suits. These are manufactured in flame retardant, petrol repellent kermal viscose fabric and designed specifically to protect front line officers, when doing their job in dangerous situations.



Security

Margin improvement in electronic and guarding

Security turnover was up 7.2% at £584.0 million with operating profit up by 9.4% to £58.1 million, the margins improving in both electronic and guarding. Continental Europe turnover was up 3.9% at £135.3 million, with strong performances in Belgium and France. North America had an excellent performance with turnover up by 16.6% at £179.4 million from a combination of strong growth in guarding contracts, additional demand for temporary services, and a useful contribution coming from acquisitions made during the year. UK turnover was up by 3.4% at £269.3 million, which was a good result within a competitive market, where impending legislative changes will be, in the long term, to the benefit of our business.

There were many highlights within Security during 2003. Notably, in the UK, we opened both our new communications centre in Milton Keynes and our alarm receiving centre in Burnley (see opposite page). We also signed a deal with American Express to secure its five UK sites including its European headquarters in Brighton. We won contracts with Volkswagen, to provide security and fire services for the whole of its production facility in Belgium, and with AXA, for the monitoring of alarms at all of its branches throughout the country. In the USA, we won a three-year contract with Southwestern Bell Communications, worth $5m in annual contract value, to provide security services at 37 locations in five states. Finally, our business in the UK was awarded two medals by the National Security Inspectorate under its Gold scheme; one for Quality Management under ISO9001:2000 and for compliance with BS7499, BS7858 and BS7984, and the other for health and safety at work in compliance with UK health and safety legislation and with OHSAS 18001/1999.



Initial
Security
Initial

"North America had an excellent performance"

It is increasingly important to business and the community that there is a safe and secure environment. Our role in providing that safety and security is constantly evolving, as we continue to invest both in our people and our systems in the pursuit of excellence.


Initial

Visual surveillance is now at the heart of security solutions as personal and property security become increasingly important.

“a good UK result within a competitive market”

Our new alarm receiving centre monitors 100,000 sites across the UK, day and night, using software developed by our own specialists.

With a team of over 100 staff, we operate the service around the clock, 365 days a year. Staff at the centre can control CCTV cameras, listen to live audio from on-site microphones and monitor fire and intruder alarms using high speed technologies.

Initial's customers can use a secure internet connection to log on to the network to view and report on alarm management data for their own sites around the UK.



Facilities Management

Co-ordinating multi-service contracts

Total **Facilities Management** turnover grew by 3.6% to £691.4 million, although operating profit reduced by 5.8% to £79.4 million.

Facilities Management Services turnover grew by 4.5% to £493.0 million, with operating profit reduced by 4.7% to £35.2 million. The UK had good growth in turnover but operating profit showed a small decline due to lower margins on the net new business wins. A poor performance in North America, including the loss of some large cleaning contracts, adversely impacted both turnover and operating profit.

Tropical Plants turnover fell by 4.4% to £112.6 million and operating profit by 13.6% to £17.8 million, with the level of seasonal activities contributing less than expected. North America turnover was down by 5.3% at £61.6 million and Continental Europe down by 1.5% at £29.2 million. UK turnover fell by 6.5% to £12.2 million. Asia Pacific and Africa turnover was down by 4.9% at £9.6 million.

Conferencing turnover grew by 10.6% to £85.8 million, largely as a result of additional capacity, with operating profit down by 1.5% to £26.4 million, with the profitability improving in the second half of the year as the new centres began to trade profitably and customer demand in the peak periods improved.

Within Conferencing, 2003 saw the opening of two new conferencing sites at Greenwich and Crewe, bringing the total number of centres in the UK to 28. New business wins for Cleaning included a seven-year contract to clean Terminal 3 at Heathrow Airport, worth in excess of £20 million over the contract term, and a six-year contract to clean Stansted Airport, worth more than £10 million over the life of the contract. Catering Services in the UK, was awarded a five-year contract, potentially worth £12.5 million, by BNFL to provide catering services to its plant in Sellafield, England. Tropical Plants scooped a two-year contract to look after over 1,000 varieties of exotic plants at Manchester Airport, in the UK. UK Tropical Plants also did well on the awards front, picking up the Gold Medals at Hampton Court Flower Show and BBC Gardeners World and the Silver Gilt at the Chelsea Flower Show. In health and safety management, the Royal Society for the Prevention of Accidents gave Gold Awards to Management Services, Hospital Services, Cleaning and Environmental Services.



Indoor plant specialist, UK Rentokil Tropical Plants, was successful at this summer's most celebrated horticultural shows picking up three Royal Horticultural Awards; two Gold Medals and one Silver Gilt. The company's exotic display of palms from across the world secured the Gold Medals at the Hampton Court Flower Show and the BBC Gardeners World and the Silver Gilt at the Chelsea Flower Show.



With the increasing need for delegates and trainers to keep in touch with their offices when off-site, Initial Style Conferences has invested in enhanced IT communications solutions. Following the successful introduction of internet cafés, Initial has ensured that guests have high-speed access to the internet or their own companies' networks.



Initial Retail Cleaning provides cleaning services on the high street and in shopping centres to many of the biggest names in retailing.
New methods of operation include the introduction of daytime cleaning. Through close involvement with manufacturers, special equipment is developed, including unmanned robotic cleaning machines for large floor areas.

Parcels Delivery

Increasing market share in the UK

Parcels Delivery turnover was up by 16.2% at £213.2 million with operating profit at £30.9 million up by 11.6%. UK turnover grew by 13.9% to £208.3 million with a 5.4% increase in operating profit, the margin impacted by the higher proportion of non-premium next day consignments.

Parcels Delivery in the UK again increased its market share during 2003. Developments in client information access helped to win major new business in a competitive market and achieve growth from existing customers. Among the successes was the appointment of Parcels Delivery to deliver consignments of hardware and software from Computer 2000, a large IT distributor. As part of the service to Computer 2000, Parcels Delivery has installed its weighing and labelling technology at the client's Lutterworth distribution centre and implemented an integrated sorting system.

"constantly enhancing our network"



Initial City Link offers either early morning timed deliveries, or any time next day.

Initial City Link has over 2,500 vehicles operating from over 70 service centres nationwide in the UK.


Initial City Link
Initial City Link
VE03 CNV

Vision

The company's new vision, which I announced at the time of the 2003 interim results, is:

> *To be the international business services company, paramount in providing hygiene, safety and security solutions in all our geographic markets, with the strengths and experience of a multi-national company, whilst retaining the agility and characteristics of a local company.*

The Rentokil Initial culture combines a strong sales and marketing orientation, the provision of high quality service and rigorous control of costs. This culture is the foundation of the company's development into one of the world's largest business services companies which offers a comprehensive range of services to industry and commerce.

I firmly believe that we are well positioned to develop our services, benefiting from our unified culture, focus on research and development and commitment to the customer. As a company, we work closely with the buyers and end users of our services, and seek to become more integrated into our customers' operations.

In practical terms, the provision of hygiene, safety and security solutions involves looking after people – employees and visitors – in the workplace or public areas. From our point of view, it is about monitoring, managing the environment, assets and people.

The aim is to accelerate growth particularly in Hygiene and Security, with the main thrust being in continental Europe. We will continue to develop all our services in their existing geographic areas.

Rentokil Initial has a good base in Europe, but the bias is currently towards the UK where we generate 49% of turnover, as against 32% in continental Europe. The population in continental Europe is six times greater than the UK. The markets in continental Europe are fragmented and European Union legislation is driving higher standards of hygiene and security. As a consequence, there is a good opportunity to replicate the density and coverage of our UK operations. This will be achieved through a mix of organic growth and acquisitions. Under our new sector structure, we are heightening our emphasis on finding and making more bolt-on and stand-alone acquisitions, especially in Hygiene and Security. Line management within the continental European businesses have been charged with identifying suitable acquisition opportunities.

In time, we will also see the development of a pan-European business for our services, assisted by the progressive lowering of barriers to trade within the European Union and the benefits of our new structure. This will create the opportunity to provide services in many cases on a cross-border basis, taking advantage of improved route efficiencies and containment of overhead costs.

Prospects

I believe that organic turnover growth is the prime requirement for profitable growth. We will therefore invest in additional sales management and sales staff where appropriate and continue technological developments to improve the productivity and quality of our service delivery. Recruitment of people for future management positions and company-wide training will remain key areas of focus.

We will continue the development of our four markets, Hygiene, Security, Facilities Management and Parcels Delivery. The main emphasis will be concentrated on Hygiene and Security within continental Europe, where there is a good opportunity to replicate the density and coverage of our UK operations.

In the past year, the restructuring and ongoing initiatives have been aimed at improving organic growth rates within an increasingly price-competitive environment.

Progress in 2003 has been slower than expected, especially in our higher margin businesses, so that, in 2004, whilst we aim for good growth in turnover, margins are likely to be impacted by the pricing levels of net new business gains, the faster growth in our lower margin businesses and the investments outlined above.

Bolt-on and stand-alone acquisitions will be targeted to supplement our organic growth, financed by the generation of strong cash flow.

I firmly believe that Rentokil Initial is now much stronger and better positioned such that the initiatives already taken, and those planned for 2004, should lead to a strong performance in 2005 and beyond with an improving turnover growth rate, especially in our higher margin businesses.

James C F Wilde
Chief Executive
24th March 2004

Finance Director's Review

Operating profit

In 2003 total operating profit increased by £13.5 million to £455.5 million, before exceptional losses arising on disposed businesses of £11.7 million. This 3.1% increase was in part supported by a weaker sterling exchange rate against the trading currencies of many of our overseas businesses, partly offset by the effects of an even weaker US dollar. At constant 2002 average exchange rates, before exceptional items, year-on-year operating profit growth would have been 2.0%.

Exceptional items

The exceptional items totalling £11.7 million (2002: £nil) represent, almost entirely, adjustments to the deferred disposal consideration, previously reported in year 2000, in respect of two businesses where the purchasers have not met, or are unlikely to meet, either the earn-out criteria or disposal note conditions agreed to at the time of the disposal. The remainder represents a small loss in respect of the five business disposals completed in the financial year.

Interest

Net interest payable reduced by 9.1% to £47.0 million arising from the strong operating cash flow and the much lower variable interest rates experienced, these being partly offset by the incremental effects of the share buy-back programme.

Profit before tax

After interest and exceptional items, pre-tax profits increased by 1.7% to £396.8 million at actual reported rates of exchange. At constant 2002 average exchange rates the 2003 profit before tax after exceptional items would have been £4.1 million lower at £392.7 million, with currency gains arising on the pre-tax profit conversions of our European, Australasian and South African businesses being partly offset by currency losses in North America, Asia and Zimbabwe.

Taxation

The overall tax charge reflects an underlying rate of approximately 32.1% (being the weighted average of the local rates in the various countries in which the company operates), which was reduced to 26.5% in 2003 (25.7% calculated on 2003's pre-exceptional profits – 2002: 26.8%) by a continuing combination of the utilisation of tax losses, goodwill amortisation, prior period adjustments and other one-off items.

Earnings per share and dividends

Profit after tax and minorities was £290.1 million, up £5.5 million (1.9%) on 2002's £284.6 million. At 15.83p, basic earnings per share, after adjusting for the weighted average number of shares bought back by the company, was 5.5% higher than 2002. Before exceptional items the adjusted earnings per share of 16.47p was 9.8% higher than 2002's basic earnings per share of 15.0p. This improvement was beneficially impacted by the aforementioned exchange differences, the reduction in net interest payable, the lower tax charge and a 3.4 % reduction in the weighted average number of shares in issue.

In line with the statement set out in the "Future" and "Prospects for 2003" sections of the interim report 2003, the board has proposed a final dividend of 4.35p per share, bringing the total dividend to 6.10p, up 10.3% on 2002's 5.53p.

Cash flow

The company continues to be structured and managed to utilise as little fixed and working capital as possible to optimise profit and cash flow.

Capital expenditure is budgeted to take account of the prospective growth and profitability and returns on capital of the various businesses, and is controlled through authorisation and reporting procedures to match the actual progress of each business through the year. Working capital, particularly debtors, is budgeted tightly in line with growth requirements and is also reviewed regularly and controlled tightly.

We entered 2003 with £1,260.4 million of net debt. Cash flow from operating activities (i.e. before interest and tax and also before capital expenditure, dividends and acquisitions) in the year was £610.3 million (2002: £575.9 million). Working capital, including £9.4 million (2002: £11.3 million) cash spend against certain provisions, produced an inflow of £1.4 million (2002: £14.9 million outflow) whilst capital investment (net of disposals) reduced to £159.4 million compared with £161.2 million in 2002, to give free cash flow before dividends, acquisitions and disposals of £282.4 million (2002: £254.5 million) which, after adjusting for lease financing on fixed assets of £13.1 million (2002: £11.4 million), produced operating cash flow of £269.3 million (2002: £243.1 million).

Dividend payments were £104.4 million, up by 6.9% over 2002's £97.7 million, reflecting the net of the dividend per share increase and the lower number of shares in issue. This gave a cash flow before acquisitions and disposals in the year of £178.0 million (2002: £156.8 million).

We invested net cash of £21.2 million in acquisitions (2002: £34.5 million) as covered elsewhere in this review. There were disposal proceeds of £6.4 million in 2003 (2002: £nil). Net cash inflow before use of liquid resources and financing was £163.2 million (2002: £122.3 million). The share buy-back programme produced an outflow of £75.9 million

(2002: £234.6 million). After lease financing of £13.1 million (2002: £11.4 million), issue of ordinary share capital in respect of share options of £2.9 million (2002: £5.2 million) and negative foreign exchange movements of £23.1 million (2002: £14.9 million), year-end net debt reduced to £1,207.9 million.

Shareholders' funds

Equity shareholders' funds at the end of 2003 were negative £619.1 million, compared to the negative £723.6 million at the end of 2002. The principal cause of this movement was the £180.0 million retained profit partly offset by the £73.1 million cost of share buy-backs.

In relation to turnover and profits, the low level of net operating assets in the company (excluding intangible assets) of £399.6 million (2002 £366.1 million) reflects the nature of service businesses where the scarce resource is not assets but the people employed in the business and the customer base which has been built up over the years. However, this figure does not include the goodwill of £2.4 billion previously written off to reserves invested into the acquisitions which produce good profits and cash flow, nor does it include the value of the company's own businesses and brands that have been built up over the years. The real value of this goodwill can be seen in the very high return on operating assets earned by the business (119% operating profit on average net operating assets), the interest cover of 9.4 times, and the free cash flow in the year of £282.4 million (2002: £254.5 million) which was available to finance dividends, acquisitions and the purchase of own shares.

Financing strategy and structure

Our businesses around the world are budgeted and managed to generate cash in their local currencies and to repay local or intercompany debt and then pay dividends each year into central treasury. These cash flows are then used to meet the company financing requirements. Central treasury operations are undertaken in accordance with policies and procedures approved by the board. These operations include undertaking borrowings under the company's bank committed credit facilities, note issuance under the company's Euro Medium Term Note programme, the placing of deposits and the use of financial instruments to manage the company's underlying commercial currency and interest rate exposures. We do not trade such financial instruments. The effect of the company's treasury activities is reflected in the disclosures in note 20 to the accounts.

During 2003 the company continued to broaden its financing mix, with the issue of a further four short term notes totalling £88.7 million under its existing €2.5 billion Euro Medium Term Note programme. All the notes issued were rated BBB+ by Standard & Poor's, a rating which has been unchanged since it was first established in 2001. This rating, together with its stable outlook, was recently reaffirmed by the rating agency as part of its normal annual review process.

Foreign currency risk

Foreign currency risk can arise as follows: from transactions in currencies other than the home currency of the relevant business; from translation of the results and assets and liabilities of overseas businesses; from foreign currency financial assets and liabilities; or from financial instruments purchased or issued to hedge or manage these exposures. Although we do not have any material import or export business, any significant foreign currency transactions are hedged back into the currency of the relevant business using forward foreign exchange contracts or options and the total of such transactions at the year end was £6.6 million (2002: £15.9 million).

Our policy is not to hedge the translation exposure of the profits of foreign businesses back into sterling; however, we normally finance overseas acquisitions with debt in the relevant currency and maintain debt in foreign currencies to match part of the profits and cash flow of our overseas operations. Details are set out in the net debt analysis on page 18.

Interest rate risk

Swaps, options or forward interest rate agreements may be used to fix or manage the interest rates on borrowings or deposits or their currency exposure. Substantially all of the company's net borrowings are at floating rates of interest beyond the first half of 2004. In the event that interest rates rise or fall thereafter by 1% p.a. simultaneously across all the company's borrowings, the net interest payable of the company would then correspondingly increase or reduce by approximately £12 million on an annualised basis.

Liquidity management

Our policy is to maintain committed bank facilities sufficient to cover forecast borrowing requirements with a margin of safety and after allowing for any bond issues made under the company's €2.5 billion Euro Medium Term Note programme. At 31st December 2003, the company had available liquidity totalling £554.6 million, consisting of £411.8 million of undrawn committed bank credit facilities and £142.8 million of short term bank deposits placed by central treasury which matured in January 2004 and were used to repay bank debt. The company is in compliance with the financial and other covenants contained within its committed bank credit facilities as well as all obligations relating to the notes issued under its Euro Medium Term Note programme.

At 31st December 2003 an analysis of the net debt by major currencies (after taking account of currency and interest swaps outstanding) shows:

	STERLING £m	OTHER EUROPEAN CURRENCIES £m	US/CAN DOLLARS £m	OTHER £m	TOTAL 2003 £m	TOTAL 2002 £m
Cash and investments						
Fixed rate	14	-	-	-	14	21
Floating rate	186	47	14	12	259	226
	200	47	14	12	273	247
Debt						
Fixed rate	(2)	(1)	-	-	(3)	(3)
Floating rate	(1,071)	(368)	(32)	(7)	(1,478)	(1,504)
	(1,073)	(369)	(32)	(7)	(1,481)	(1,507)
Net Debt	(873)	(322)	(18)	5	(1,208)	
31st December 2002	(929)	(312)	(23)	4		(1,260)
The maturity of the debt at 31st December 2003 was:						
Up to one year	(74)	(6)	(3)	-	(83)	(65)
One to five years	(998)	(361)	(29)	(7)	(1,395)	(1,188)
Over five years	(1)	(2)	-	-	(3)	(254)
	(1,073)	(369)	(32)	(7)	(1,481)	(1,507)

Further details of the company's net debt together with the corresponding interest rate and currency exposure positions are shown in note 20 to the accounts.

Acquisitions

During 2003 the company purchased 9 companies and businesses for a total consideration of £22.2 million which, together with adjustments for deferred consideration, took the cash spend to £21.2 million. Details of the businesses acquired are set out on page 76 of this annual report and the turnover and operating profit therefrom are set out on the face of the consolidated profit and loss account on page 46 of this annual report.

The consideration for these businesses included £16.8 million of goodwill which has been capitalised as an asset, together with the goodwill on earlier acquisitions since the change in accounting standards effective on 1st January 1998. More detailed commentary on our policy of non-amortisation of goodwill and the impairment testing in respect thereof is provided in the Accounting Policies section of this annual report on page 51.

Disposals

Five businesses were disposed of during the year for a net consideration of £4.8 million which, after adjustments for deferred consideration, gave a net cash inflow of £6.4 million.

We continue to monitor the periodic public announcements made by the purchaser of our former US plant services business, Ashtead Group plc. In 2000, we received from Ashtead Group plc a £134 million convertible loan note in part consideration for the sale of this business. Fuller details of their public announcements and their relevance to the convertible loan note are more fully explained in note 20 to the accounts. The company continues to take all steps as may be required to protect its legal rights to the payment of interest and principal under the terms of the note.

Share buy-back

During 2003 the company continued to buy back its shares, its mandate to do so having been renewed at the annual general meeting on 29th May 2003. During the year the company bought back some 38.7 million shares at a cost of £73.1 million. Between 29th March 2000 and 31st December 2003 the company has bought back 1,045.1 million shares (representing some 36.4% of the issued share capital as at 1st March 2000) at a total cost of £1.89 billion, this representing an average cost of 181 pence per share, all such purchases having been earnings per share enhancing.

At 31st December 2003 the company had outstanding approval to buy back a further 254.9 million shares, representing some 14.0% of the then outstanding share capital. Since the year-end a further 7.4 million shares have been repurchased at a total cost of £13.8 million, this representing an average cost of 186 pence which, like earlier purchases, are earnings per share enhancing.

Pension scheme

Since closing the defined benefit sections of its UK pension scheme to new starters and introducing a defined contribution section in its place in 2002 the company has not made any further changes to the employee benefits or contributions of its defined benefit pension arrangements in the UK. Whilst there are currently no plans to make any such changes the prospective changes to UK pension legislation which are likely to be effective from April 2006 and the level of funding of the scheme will be kept under close review by the company.

The UK pension scheme trustee in conjunction with its actuary and in consultation with the company finalised the results of the April 2002 triennial valuation of its defined benefit pension scheme in March 2003. As part of the usual triennial valuation process the required level of company contributions were re-calculated. Whilst no contributions were required in 2003, a company contribution of approximately £8.0 million will be made in March 2004. Thereafter it is anticipated that further annual payments will be necessary (currently estimated to be £12.0 million in March 2005) given the lower mortality rates, the increased inflation rates and changes to bond and investment yields assumed in the 2002 valuation. The next triennial valuation will be in April 2005.

In 2003 the company continued to account for pensions using SSAP 24. The pro-forma effects of FRS 17 in the contexts of the 2001, 2002 and 2003 balance sheets and 2002 and 2003 profit and loss accounts, are shown in note 27 on page 69 of this annual report. Given the company's market capitalisation is in excess of £3 billion and compared with UK pension funds generally, the net deficit at 31st December 2003 of £131 million shown under FRS 17 is considered to be a relatively low exposure.

Accounting standards

During the year the company has implemented the amendment to Financial Reporting Standard FRS 5 "Reporting the Substance of Transactions – Revenue Recognition" as issued by the Accounting Standards Board in November 2003. We see this as part of the progressive harmonisation process of UK GAAP reporting requirements with International Financial Reporting Standards which will be effective from 1st January 2005. The effect of applying this new policy in 2003 has been to reduce profit before tax by £0.3 million. There was no impact on the 2002 profit and loss account and therefore the 2002 results have not been restated. The 2002 comparative balance sheet, however, has been restated to reflect the future recognition of contract income on a straight-line basis over the life of the contract. As a result creditors were increased by £22.5 million, offset by a £4.0 million decrease in corporation tax and a £2.8 million decrease in deferred tax to give a net reduction in shareholders' equity of £15.7 million.

In addition to the specific change above, the company, in consultation with its auditors, is making good progress in its move towards the introduction of International Financial Reporting Standards in 2005. The company would anticipate being able to update shareholders on these plans towards the end of 2004, subject to there being sufficient clarity, at that time, on the final agreed format of such standards. Any such update will attempt to clarify the potential financial and disclosure effects of universal adoption of such standards.

Other

Reports on internal financial controls and going concern are set out in the Report of the Directors.

R C Payne
Finance Director
24th March 2004

Directors and Secretary

DIRECTORS

Sir Clive Thompson Chairman
Aged 60. Appointed a director in August 1982. Chief executive from January 1983 to January 2003 and chairman from May 2002. Chairman of Kleeneze plc. Past president of the Confederation of British Industry (CBI). Former director of J Sainsbury plc, Wellcome PLC, BAT Industries PLC, Seeboard plc and Caradon PLC. Former deputy chairman of the Financial Reporting Council and member of the Committee on Corporate Governance.

B D McGowan Deputy Chairman
Aged 59. Chartered Accountant. Appointed a director in October 1996 and deputy chairman in May 2002. Chairman of UMECO plc and Catalyst Corporate Finance Limited. Formerly chief executive of Williams plc and chairman of House of Fraser plc. The senior independent non-executive director.

J C F Wilde Chief Executive
Aged 50. Appointed a director in February 2002 and chief executive in January 2003. Joined the company in July 1993 when Securiguard Group plc, of which he was a director, was acquired. Appointed regional managing director in September 1996 and business development director in January 2001. Before joining Securiguard, held executive appointments with Charles Barker ABH International Limited.

R C Payne Finance Director
Aged 55. Chartered Certified Accountant. Appointed a director in July 1998 and finance director in January 2001. Joined the company in December 1986 and became business development director shortly afterwards. A regional managing director from January 1991 until the end of 1999 when he became finance director designate. Before joining the company, held executive appointments with Mars Inc and Societé Générale de Surveillance SA.

E F Brown Executive Director
Aged 52. Appointed a director in July 1998. Joined Rentokil Initial in 1981 and held numerous executive positions in the company prior to his appointment as a director. Appointed marketing director in June 2002 and sector managing director in January 2003. Before joining the company, held executive appointments with British Steel plc, Kwikform Limited and Sedgwick Group plc.

I Harley Non-Executive Director
Aged 53. Chartered Accountant. Appointed a director in March 1999. A director of British Energy plc. Past President of the Institute of Financial Services. Formerly chief executive of Abbey National plc. An independent non-executive director.

P J Long Non-Executive Director
Aged 51. Chartered Management Accountant. Appointed a director in October 2002. Chief executive of First Choice Holidays PLC. A non-executive director of RAC PLC. Formerly chief executive of Sunworld Limited. An independent non-executive director.

P Mason Non-Executive Director
Aged 44. Elected a director in May 2003. President of Levi-Strauss & Co. Europe. Formerly president and managing director of Asda Wal-Mart UK and chief executive of Matalan plc. An independent non-executive director.

R R Spinney Non-Executive Director
Aged 62. Chartered Surveyor. Appointed a director in November 1997. Chairman of Hammerson plc. Chairman of Hanover Property Unit Trust Investment Advisory Committee, a Crown Estates Commissioner and a non-executive director of Homestyle Group plc, Fuller, Smith & Turner plc and Kennington Oval Limited. An independent non-executive director.

SECRETARY

R Ward-Jones

Report of the Directors

DIRECTORS

Information on the directors is given on page 20.

Mr P Mason was elected to the board at the annual general meeting held on 29th May 2003.

The directors retiring by rotation will be Mr E F Brown, Mr R R Spinney and Mr J C F Wilde, who are eligible and offer themselves for re-election at the 2004 annual general meeting. Messrs Brown and Wilde both have service contracts which are referred to in the Remuneration Report.

BOARD COMMITTEES

Following the introduction of the revised Combined Code on Corporate Governance in July 2003, the board has reviewed in detail its procedures and practices and, in particular, has modified the terms of reference of the audit and remuneration committees. The principal board committees are as follows:

Audit committee

This committee reviews the interim and annual reports and trading statements and internal control systems and risk management systems. It also considers the appointment of external auditors and monitors their effectiveness. Its terms of reference have been modified to take account of the Smith Guidance which is appended to the revised Combined Code. The number of meetings of the audit committee has been increased and the agendas for those meetings widened in scope to ensure that the audit committee is fully able to meet its increased responsibilities. Its members are Mr I Harley (chairman), Mr P J Long, Mr P Mason and Mr R R Spinney, all of whom are independent non-executive directors.

Nomination committee

This committee is responsible for recommending board appointments. Its terms of reference have been modified to take account of the Higgs Guidance which is appended to the revised Combined Code. Its members are Sir Clive Thompson (chairman), Mr I Harley, Mr B D McGowan and Mr J C F Wilde.

Non-executive directors' fees committee

This committee is responsible for reviewing and determining the fees of non-executive directors other than the chairman. Its members are Sir Clive Thompson (chairman), Mr R C Payne and Mr J C F Wilde.

Remuneration committee

This committee makes recommendations to the board on the company's framework of executives' remuneration and its cost and determines on behalf of the board the pay and benefits of the chairman, executive directors, the sector managing directors and the company secretary. Its terms of reference have been modified to take account of the Higgs Guidance. The Remuneration Report is set out on pages 29 to 42. The members of the remuneration committee are Mr B D McGowan (chairman), Mr R R Spinney, Mr P J Long and Mr P Mason, all of whom are independent non-executive directors.

The terms of reference of the committees may be found on the company's website, www.rentokil-initial.com, or, if a hard copy is required, by application to the company secretary's department at the company's head office.

DIRECTORS' INTERESTS

The interests of the directors and their families in the share capital of the company, other than in relation to share options, on 1st January 2003 or their date of appointment if later, and 31st December 2003, are set out on page 42.

The only directors who have been granted share options in the year by the company are the executive directors, details of whose option holdings are shown in the Remuneration Report on pages 39 and 40. No director had any beneficial interest in the shares of any of the company's, subsidiaries on those dates.

The interests of the directors and their families in the company and its subsidiary companies during the period from the end of the financial year to 24th March 2004 have changed only to the extent of awards of shares to executive directors under the Deferred Share Award Plan, details of which are set out on pages 31 to 34.

DIRECTORS' INSURANCE

The company has purchased cover for the directors against liabilities arising in relation to the company, as permitted by the Companies Act 1985.

INTERESTS OF DIRECTORS IN CONTRACTS

During 2003, no director had any material interest in any significant contract to which the company or any subsidiary was a party.

INTERESTS IN SHARE CAPITAL

On 24th March 2004, the following were registered as being interested in the company's issued share capital:

Barclays Bank plc	4.90%
Franklin Resources Inc	7.05%
Legal and General Group Plc	3.64%

EMPLOYEES

The company attaches considerable importance to keeping its employees informed of matters affecting their jobs and the progress of the business. As well as the company's intranet there is a UK magazine and a number of other in-house publications in the UK and other countries covering local and divisional matters.

Employees have frequent opportunities to meet and have discussions with their managers. Senior executives from the United Kingdom make regular visits overseas for meetings with managers and staff. A European Forum has been established under the European Works Council Directive as a means of informing, communicating and consulting with employees across Europe and currently covers employees in all current member countries of the European Union, Norway and Switzerland. Employees in the Czech Republic will be given the opportunity to elect a representative to the European Forum in 2004.

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with Rentokil Initial continues and that appropriate training is arranged. It is the policy of Rentokil Initial that the training, career developments and promotion of disabled persons should, as far as possible, be identical with that of other employees.

POST BALANCE SHEET EVENTS

Shareholders' attention is drawn to the following events which have occured since the 31st December 2003 up to 24th March 2004:

1. The company has purchased 7.4 million of its own shares.
2. The company has made four acquisitions at a cost of £6.5 million.

POLICY IN RELATION TO PAYMENT OF SUPPLIERS

Rentokil Initial has a variety of payment terms with its suppliers in various countries. These are either negotiated along with other contract terms or conform to standard terms applied either by the relevant group company or by the supplier. It is the company's policy to pay suppliers in accordance with either negotiated or standard terms, provided that the relevant invoice is properly presented and is not the subject of dispute.

At 31st December 2003 the trade creditors of the group represented 56 days of annual purchases and the UK businesses' trade creditors represented 54 days of purchases; UK trade debtors represented 44 days of turnover. During the year the parent company did not have any trade creditors.

CORPORATE SOCIAL RESPONSIBILITY

The company takes account of social, environmental and ethical considerations when managing the business and when contemplating new activities. In 2002 the board adopted a range of corporate social responsibility ('CSR') policies. In addition to the existing policies and procedures in respect of the environment and health and safety, they comprise policies on ethics, and policies in relation to the fundamental rights of employees, equal opportunities and diversity, employee remuneration, training and employee development, job security and wealth creation, relationships with customers and suppliers and community involvement.

Mr E F Brown is the director responsible for corporate social responsibility matters.

Measuring compliance with CSR policies relating to its people has been a priority in 2003 and businesses have reported on their compliance with the Rentokil Initial good practice guides on employment. A summary of the outcome of the review is contained in the company's CSR report for 2003, which is available on the company's website (see below). The board has been pleased with the outcome of the review which proved to be a useful benchmark of the employment practices in the operating businesses internationally and identified a number of opportunities for the spread of best practice in a number of areas such as communications and skills training. No practices were identified that could be considered to be a breach of the board's CSR policies.

The corporate social responsibility section of the company's website www.rentokil-initial.com provides a current overview of our plans and progress in the areas of health and safety, environment and people. The section also contains copies of all the corporate social responsibility policies adopted by the board and some of the supporting procedures and standards, and offers answers to many commonly asked questions. The company's Corporate Social Responsibility Report 2003, available from the website, profiles the company and identifies the key challenges in this area, discusses our approach and provides more detailed progress updates, including case studies. Any shareholder without access to the website who would like to have further information on CSR matters should contact the company at the address shown on the inside back cover of this annual report.

Good practice guides on relations with customers and suppliers are being developed and the performance of the company's operations against them will be measured during the course of 2004.

The company views the processes in place to manage risk and to motivate and incentivise managers described in this report as equally relevant to an analysis of social, environmental and ethical matters. The on-going evaluation of systems and procedures is intended to ensure that the management system (including the internal control framework) is effective in ensuring that issues of a social, environmental or ethical nature are identified and acted upon. The company has extended its internal control verification systems to ensure that businesses report periodically on their progress towards compliance with the company's CSR policies.

RESEARCH AND DEVELOPMENT

The company invests in an active programme of research and development in support of it major international business streams. This programme includes the conception, design, testing and manufacture of new products to enhance the quality and safety of the company's services and minimise their environmental impact. Where appropriate, work is sponsored at universities with expertise in specific relevant areas.

PRINCIPAL ACTIVITIES

A description of the company's activities is given on pages 2 and 3.

REVIEW OF THE YEAR

The review of the company's affairs is given on pages 4 to 19.

FUTURE DEVELOPMENTS Future developments are commented on by the chief executive in his review on pages 14 and 15.

DIVIDENDS An interim dividend of 1.75p per share amounting to £31.1 million was paid on 31st October 2003. The board recommends the declaration of a final dividend of 4.35p amounting to £79.0 million (adjusted for the waiver of dividend in respect of the shares held by the trustees of the Rentokil Initial Employee Share Trust) payable on 4th June 2004. The total distribution for 2003 would then be 6.10p per share (2002: 5.53p) amounting to £110.1 million.

ACQUISITIONS During the year 9 companies and businesses were acquired for a total consideration of £22.2 million, which, together with adjustments for deferred consideration, took the total spend to £21.2 million. These acquisitions contributed £20.9 million to turnover and £1.9 million to profit before interest and £1.3 million to profit after interest. Goodwill amounting to £16.8 million has been capitalised as an intangible asset on these acquisitions.

CONSOLIDATED ACCOUNTS The consolidated profit before taxation for 2003 was £396.8 million (the tax on this was £105.2 million).

The book value of the consolidated tangible fixed assets at 31st December 2003 amounted to £662.8 million (2002: £624.3 million).

Dividends declared and recommended out of 2003 profits amount to £110.1 million. Retained profits of £180.0 million have been transferred to reserves. Net consolidated capital employed is now negative £612.6 million compared to negative £717.3 million last year.

During 2003, employees exercised options to buy 2.1 million shares of 1p each in the capital of the company under the terms of the share option schemes approved by shareholders in general meeting. As a result, the company's issued share premium account increased by £2.9 million.

CORPORATE GOVERNANCE The company complies with The Combined Code, appended to the Listing Rules, issued by the Financial Services Authority ("Combined Code"). It is the intention of the board that the company should also comply fully with the Code on Corporate Governance issued by the Financial Reporting Council on 23rd July 2003 ('Revised Code') by the time it issues its 2004 annual report. The company's compliance with the Combined Code and progress made in achieving compliance under the Revised Combined Code are illustrated below:

1. **Principles of good governance**

   The company has applied the principles set out in Section 1 of the Combined Code as set out below:

   a) **The board**

   The board believes that it has structured its affairs to ensure that it leads and controls the company. It is satisfied that directors bring independent judgement to bear on issues facing the company.

   The board meets nine times a year and additionally when necessary and follows a formal schedule of matters reserved for its decision in accordance with a board calendar which is contained in standing board procedures and practices. As appropriate, the board delegates certain responsibilities to both standing and ad hoc committees under its standing procedures and practices on a clearly mandated basis.

   At each scheduled meeting of the board, the chief executive reports on the company's operations worldwide and the finance director reports on the financial position of the company. In addition, under the board's standing procedures and practices and the board calendar, significant issues affecting the company are reviewed on a regular basis.

The chief executive is responsible for the management of the company, subject to the strategic direction of the board and such matters that the board shall specifically reserve for its consideration and approval. He is also responsible for the achievement of the objectives set by the board and for preparing an overall strategy for the company to achieve such objectives and shall implement the overall strategy decided by the board through the management and organisation of the company. Matters reserved for the approval of the board are set out in the board procedures and practices which are reviewed on a regular basis.

b) **Chairman and chief executive**

Sir Clive Thompson has been chairman of the company since May 2002 when, following the untimely death of the previous chairman, Mr H E St L King, he initially combined the roles of chief executive and chairman until Mr J C F Wilde took over as chief executive on 1st January 2003. He retired as an executive in April 2003.

The role of the chief executive and his relationship with the board is set out in a) above.

c) **Board balance**

The company ended the year with the chairman, three executive directors and five independent non-executive directors (see page 20). The board believes that the non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement and thus characterises them as "independent".

d) **Information and professional development**

The board is satisfied that it is provided with information in an appropriate form and quality to enable it to discharge its duties. All directors receive full induction when they join the company. Major shareholders are given the opportunity to meet non-executive directors, especially newly-appointed ones.

All directors have access to independent professional advice at the company's expense and have access to the advice and services of the company secretary.

e) **Appointments to the board**

Recommendations on new appointments to the board are made by the nomination committee, a majority of whose members are non-executive directors. Non-executive directors are appointed for terms of three years subject to re-election. Mr P Mason was elected to the board by shareholders at the annual general meeting in May 2003 with the full support of the board, following a unanimous recommendation of the nomination committee which had appointed external consultants to identify possible candidates.

f) **Re-election**

All directors submit themselves for re-election at least once every three years.

g) **Directors' remuneration**

The statement of the company's policy on executive directors' remuneration and details of directors' emoluments are contained in the Remuneration Report on pages 29 to 42. The board's policy is that all new executive directors should have service contracts which are terminable on 12 months' notice by the company.

It is also the board's policy to ensure that the company maintains contact, as and when necessary, with its principal shareholders both directly and through the Association of British Insurers and the National Association of Pension Funds.

CORPORATE GOVERNANCE (CONTINUED)

h) **Relations with shareholders**

The board attaches considerable importance to effective communication with all shareholders. In addition to the annual and interim reports, trading statements are published at the time of the annual general meeting in May and in November or December each year. Published information on the company is available on its website. The annual general meeting also provides an opportunity for the chief executive to make a business presentation to shareholders and for shareholders, in turn, to raise questions and discuss the company with the board. It is standing practice for the chairman to advise the meeting of the proxy voting after each resolution has been voted on at the annual general meeting.

The chief executive and finance director hold regular meetings with analysts and institutional shareholders to discuss the company's strategy and financial performance. Following the publication of the Revised Code, the chairman has sought the views of major UK based shareholders on how members of the board and, in particular, the non-executive directors, should develop an understanding of the views of major shareholders about the company with the result that the chairman and, if so requested, non-executive directors will make themselves available for discussions with shareholders at the time of the release of the preliminary results and on other occasions if specifically requested by shareholders.

i) **Annual general meeting**

All directors attend the annual general meeting and are available to answer questions put to them by shareholders.

j) **Accountability and audit**

The annual report provides information on and an assessment of the company's business, operations, financial position and prospects. The board is responsible for maintaining a sound system of internal controls, including financial, operational and compliance controls and risk management, and reviews the effectiveness of the system at least annually in order to safeguard shareholders' investment and the company's assets. The system is designed to manage, rather than eliminate, risk and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The board has established procedures necessary to implement the requirements of the Combined Code relating to internal controls as reflected in the guidance on the review of companies' systems of internal control, in accordance with the Combined Code, which has been prepared by a working party established by the Institute of Chartered Accountants in England and Wales. The risk identification and management process has been in place during the whole of 2003 (and up to the 24th March 2004, the date of the approval of the audited 2003 accounts) and during that time the board has regularly reviewed the process. The board has also carried out a review of the effectiveness of the system of internal controls. The process used by the board to review the effectiveness of the system of internal controls includes the review of reports on a six monthly basis, on legal compliance and claims issues. Insurance and risk management and treasury issues are reviewed annually or more frequently if necessary. In addition the audit committee reviews the scope of audits, the half-yearly and annual financial statements (including compliance with legal and regulatory requirements) and reports to the board on financial issues raised by both internal and external audit reports.

The board has modified the terms of reference of the audit committee to bring them into line with the terms of the Revised Code. The audit committee receives reports from the internal audit department and reviews the performance of the department.

In addition, the board has adopted a range of CSR policies (see page 23) which are being implemented by the company and its subsidiaries on a planned basis (implementation is referred to on the company's website www.rentokil-initial.com). The board is implementing a risk identification and management process in relation to social, environmental and ethical issues similar to the process used by it in relation to internal controls.

CORPORATE GOVERNANCE (CONTINUED)

k) **Going concern**

After reviewing group and company cash balances, borrowings and projected cash flows, the directors believe that the group and company have adequate resources to continue operations for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

l) **Auditors' independence**

The company has reviewed its relationship with its auditors, PricewaterhouseCoopers LLP and concluded that there are sufficient controls and processes in place to ensure the required level of independence. Consequently there are no plans to replace PricewaterhouseCoopers LLP, whose re-appointment is proposed as set out in the notice of annual general meeting on page 78 of this annual report.

2. **Code of best practice**

During the year ended 31st December 2003, the company has complied with the provisions set out in Section 1 of the Combined Code.

CHARITABLE AND POLITICAL DONATIONS

Donations for UK charitable purposes in 2003 amounted to £115,000 and a further £57,000 was donated in other countries. There were no payments to political organisations.

AUDITORS

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the company will be proposed at the annual general meeting to be held on 27th May 2004.

AUTHORITY TO MAKE PURCHASES OF OWN SHARES

Shareholders approved an authority for the company to make market purchases of its own shares at the annual general meeting held on 29th May 2003, when authority was given to purchase up to 277 million shares. This represented 15% of the company's issued share capital at the time, being the maximum which the Listing Rules of the UK Listing Authority permit to be bought by way of market purchases under a single authority.

Since 29th May 2003 the company has purchased a further 21.9 million shares at a total cost of £43.4 million.

The current buy-back authority expires at the conclusion of the forthcoming annual general meeting. The board considers that it would be in the interests of shareholders that the board should continue to have the flexibility to buy back shares in appropriate circumstances beyond the annual general meeting. The board is therefore seeking the authority of shareholders to buy back up to 273 million shares by way of market purchases, which represents 15% of the company's issued share capital at the date of this report.

The proposed authority is dealt with in resolution 6 contained in the notice of annual general meeting on page 78. If given, it will replace the current authority granted on 29th May 2003.

Until the new authority is given by shareholders, the current authority allows the company to buy back approximately a further 248 million shares. If the company were to use this authority in full, it would have approximately 1.6 billion shares in issue at the time of the new authority and, under the 15% limit in the Listing Rules referred to above, the number of shares for which shareholders could give authority would be limited to just over 235 million. Therefore, in order to comply with the Listing Rules, the authority being proposed in resolution 6 provides that the company may not make market purchases under this authority of such number of shares as in aggregate amounts to 15% or more of the number of shares in issue immediately following the annual general meeting.

The minimum price payable per share under the proposed authority in resolution 6 is 1p (the nominal amount of each share) and the maximum price (exclusive of expenses) is 5% above the average market price per share for the five business days immediately preceding any purchase.

The board intends to use this authority to purchase shares with discretion. Purchases will be made only from funds not required for other purposes and in the light of prevailing market conditions. No purchase will be made unless the board is of the opinion that it will result in an increase in earnings per share. The board will also take into account the company's cash resources and bank facilities, the effect on gearing and other possible investment opportunities before deciding whether to exercise this authority.

Any purchase of shares pursuant to this authority will be made on market. Shares purchased will be cancelled and will not be available for reissue.

REMUNERATION REPORT AND STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Remuneration Report, which has been adopted by the board, is set out on pages 29 to 42 and the Statement of Directors' Responsibilities is set out on page 43.

RECOMMENDATION

The board believes that the proposed resolutions to be put to the annual general meeting to be held on 27th May 2004 are in the best interests of shareholders as a whole and, accordingly, recommends that shareholders vote in favour of the resolutions, as the directors intend to do in respect of their own beneficial shareholdings in the company.

By order of the board

R Ward-Jones
Secretary
24th March 2004

DOCUMENTS AVAILABLE FOR INSPECTION

A copy, or a memorandum of the terms, of every service contract between the company or any of its subsidiaries and any director of the company is available for inspection at the company's registered office and at the offices of Denton Wilde Sapte, One Fleet Place, London EC4M 7WS during normal business hours on any weekday (Saturdays and public holidays excepted) until 27th May 2004 and will also be available for inspection at the place of the annual general meeting for at least fifteen minutes prior to and during the meeting.

NOTE REGARDING PURCHASES OF OWN SHARES

As at the close of business on 26th March 2004 (being the latest practicable date prior to the publication of this document), there were options remaining to be satisfied by subscription for shares in the company in respect of 41.1million shares, which represents 2.3% of the current issued share capital of the company. This would represent 3.1% of the issued share capital of the company after the purchase and subsequent cancellation of both the remaining 248 million shares which as at 24th March 2004 the company had authority to purchase under the authority referred to above granted on 29th May 2003 and the maximum 235 million shares which the company would then have authority to purchase under the authority being proposed in resolution 6.

Remuneration Report

INTRODUCTION

This Remuneration Report has been prepared in accordance with Schedule 7A to the Companies Act 1985 (as formerly set out in the Directors' Remuneration Regulations 2002) ("Schedule 7A") and The Combined Code, appended to the Listing Rules, as issued by the Financial Services Authority ("Combined Code"). This report also makes reference to the revised Combined Code on Corporate Governance ("Revised Code") which will come into effect for reporting years beginning on or after 1st November 2003, which will apply in relation to the company's annual report and accounts for 2004.

In framing its remuneration policy the committee has given full consideration to the matters set out in Schedules A and B to the Combined Code and has endeavoured to take full account of the matters set out in section B to the Revised Code. A resolution (resolution 2) to approve the report will be proposed at the annual general meeting to be held on 27th May 2004.

The regulations require the auditors to report to the company's members on the matters set out in Part 3 of Schedule 7A and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985. Items 1 to 4 in the last section of this report entitled Pay and Benefits have been audited.

THE REMUNERATION COMMITTEE AND ITS PROCESSES

The company's remuneration committee ("Committee") is constituted in accordance with the recommendations of the Combined Code and the Revised Code and its terms of reference are available on the company's website. The Committee makes recommendations to the board on the framework of executive remuneration and its cost. It determines, without reference to the board, the pay and benefits of the executive directors and sector managing directors and the company secretary, in the light of the recommendations of the chief executive (other than in relation to himself) and professional advice and external sources of information referred to below.

The members of the Committee during the year under review were Mr B D McGowan, Mr P J Long, Mr P Mason and Mr R R Spinney, who are all independent non-executive directors, and the Committee was chaired by Mr McGowan. Mr P Mason joined the Committee after his election to the board at the annual general meeting held in May 2003.

At the beginning of 2004, the board approved a number of changes to the terms of reference of the Committee. The principal changes being as follows: to make the Committee responsible for setting targets for performance related pay schemes for executive directors and senior executives; to advise the board on major changes in employee benefit structures throughout the company; and to advise the board on the contractual terms applicable to termination payments for executive directors and senior executives. In addition, the Committee has assumed responsibility for making recommendations to the board on the level of the chairman's fees which was formerly undertaken by the chairman's fees committee, which has now ceased to exist.

The Committee seeks to obtain information from suitable sources regarding directors' remuneration. In this context it and the company have obtained reports from Towers Perrin, who operate one of the most extensive management pay databanks in the UK. It specifically commissioned the remuneration consultants, Watson Wyatt, to advise on the discretionary share option schemes and the Deferred Share Award Plan, which were introduced in 2000, and that firm continues to provide advice to the Committee on the performance conditions applicable to these incentive arrangements.

None of the members of the Committee participates in company incentive arrangements or has any personal interest (other than as shareholders) in the matters under consideration, conflicts of interest arising from cross-directorships, or any day-to-day involvement in running the business. No director plays a part in any discussion about his or her own remuneration.

POLICIES

General

The policy of the board towards remuneration matters is to provide pay and benefits packages for the executive directors, the sector managing directors and the company secretary that are appropriate to attract, retain and incentivise the best staff in order to meet the objective set by the board to achieve superior performance. Specifically, with regard to executive directors, the objective of the policy is to ensure that executive directors should receive remuneration that reflects their responsibilities and performance. Account is also taken in the case of sector managing directors of the relative success of the different parts of the business for which they are responsible and the extent to which the strategic objectives set by the board are being met.

The Committee monitors competitive market practices, particularly through the use of generally available external independent data, such as that provided by Towers Perrin. The Committee also takes into account the size, complexity and international nature of the company's operations when assessing comparative data.

Remuneration packages for executive directors, sector managing directors and senior management generally contain the following principal elements:

- Salaries
- Bonuses
- Share options
- Pensions
- Benefits

The Committee has developed remuneration packages designed to align the interests of executives with those of shareholders. Consistent with the board's policy, the remuneration packages awarded to directors are intended to be competitive and provide a mix of performance-related and other remuneration designed to incentivise directors but not detract from the goals of Corporate Governance. The executive directors and sector managing directors are entitled to bonuses, subject to the satisfaction of performance conditions (see sub-section entitled "Bonuses" below). 50% of bonuses are paid in the form of shares that vest after one year in accordance with the terms of the company's Deferred Share Award Plan. Sector managing directors' bonuses are based in part on the achievement of turnover and profit targets for the performance of the businesses for which they are responsible and in part on their membership of the Bonus and Deferred Share Award Plan (their relative entitlements under both schemes are abated to reflect the fact that they participate in both). Generally, the personal targets of senior managers (other than executive directors and sector managing directors) are tied into the performance of those profit centres to which they contribute. Both short-term rewards (base salary, annual bonuses and fringe benefits) and longer-term benefits (share options and pension benefits) reflect the responsibilities and performance of individual executives.

The company's policy is that a substantial proportion of the remuneration of the executive directors should be performance related. As described on page 31, executive directors and sector managing directors may earn annual incentive payments with a maximum of between 53.3% and 80.0% of their basic salaries together with the benefits of participation in share option schemes.

The relative importance of the performance related elements of the executive directors' remuneration in 2003 is summarised below:

	BASE SALARY AND BENEFITS	PERFORMANCE BONUS (INCLUDING AWARDED UNDER THE DEFERRED SHARE AWARD PLAN 2003)	SHARE OPTIONS	TOTAL
J C F Wilde	**66%**	**4%**	**30%**	**100%**
R C Payne	**75%**	**3%**	**22%**	**100%**
E F Brown	**79%**	**2%**	**19%**	**100%**

Note: The value of share options have been calculated in accordance with the Black-Scholes model.

Executive directors are entitled to accept one non-executive directorship or similar appointment outside the company, provided that the board's permission is obtained and fees from any such appointments are paid to the company. Currently, no executive director holds an outside appointment.

Salaries

Executive directors' basic salaries are determined by the Committee at the commencement of each year and when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers salaries in the company at a senior level as a whole and relies on objective research which gives up-to-date information on executive directors' remuneration in British companies in both the support services sector and generally (for example, survey of executives' remuneration prepared by Towers Perrin referred to above).

Bonuses

The Committee establishes the performance criterion that must be met for each financial year if a cash bonus is to be paid and deferred shares awarded to executive directors under the Deferred Share Award Plan. In setting appropriate bonus parameters the Committee has taken advice from the remuneration consultants, Watson Wyatt. The Committee believes that any incentive compensation awarded should be tied to the interests of the company's shareholders and that, in the context of bonus entitlement, is best measured by movements in the company's basic earnings per share.

The performance criterion for the Bonus and Deferred Share Award Plan 2003 was that for every 1% increase (and pro rata for lesser percentages) in the company's earnings per share over the earnings per share for the previous year over 2% in excess of the rate of inflation Mr J C F Wilde would receive a bonus of 10% of basic salary (maximum 80.0%), Mr R C Payne would receive 6.65% of basic salary (maximum 53.3%) and the sector managing directors (including Mr E F Brown) would receive 3% of basic salary (maximum 24.0%). The Committee considers that earnings per share growth of 2% in excess of the rate of inflation should be expected and that if that rate is exceeded and only if that rate is exceeded should the performance be rewarded.

The performance criteria for the Senior Executive Bonus Scheme 2003, which applies to sector managing directors, was as follows:

(a) For each 1% of turnover in excess of 97% of budget, the sector managing director will receive 1% of salary as a bonus with a maximum bonus of 13% i.e. achievement of 110% of budgeted turnover.

(b) For each 1% of profit in excess of 90% up to 95% of budget the sector managing director will receive 0.5% of salary as a bonus. For each 1% of profit in excess of 95% of budget the sector managing director will receive 1% of salary as a bonus.

(c) Where turnover achieved is on or in excess of 100% of budget the profit bonus in (b) for over 95% will be doubled (giving 2% of salary for each 1% of profit over 95%).

The total entitlement in respect of the above is subject to a maximum of 50% of basic salary.

Sir Clive Thompson is not entitled to a bonus in respect of 2003.

Bonuses for executive directors for the year ended 31st December 2003 are summarised in the Pay and Benefits section of this report starting on page 37. The maximum bonuses for executive directors for the year ending 31st December 2004 will range between 53.3% and 80.0% of basic salary and are summarised below:

	2004 MAXIMUM BONUSES AS % OF BASIC SALARY	2003 BONUSES AS % OF BASIC SALARY
J C F Wilde	80.0%	3.5%
R C Payne	53.3%	2.4%
E F Brown	74.0%	1.2%

Note: 2003 basic salaries for the purposes of this table are the rates of salary as at 31st December 2003. 2004 salaries are those effective at 1st January 2004.

Bonuses are awarded on or about 1st March following the end of the financial year to which they relate. In accordance with the company's Bonus and Deferred Share Award Plan, 50% of the annual bonus as calculated above, is paid in cash with the remaining 50% being satisfied by the award of shares in the company. The number of shares awarded is calculated by reference to the two prices shown in the quotations for the company's shares immediately preceding the date of the award plus one quarter of the difference between these two prices. The Rentokil Initial Employee Share Trust holds these shares in trust on a conditional basis for a period of one year from the date of award. The directors' interests in shares awarded under the Deferred Share Award Plan in respect of 2002 and 2003 are summarised in the Pay and Benefits section of this report starting on page 37.

Share options

The company has share option schemes for approximately five hundred senior executives worldwide. Schemes have operated since 1973 and new schemes were established with the approval of shareholders in 1989, 1996 and 2000. The exercise price for share options is the mid-market closing price immediately preceding the date of grant.

Grants of share options up to and including 1999 were based upon individual performance and conditional on the achievement of a 15% increase in basic earnings per share in the financial year preceding the date of grant, which was duly achieved. Share options granted in the period 1996 to 1999 (inclusive) were subject to an exercise condition under which the earnings per share of the company needed to be at least 2% (3% in 1999) in excess of the UK rate of inflation over a period of three years, which was duly achieved.

Grants of share options under the Discretionary Approved and Discretionary schemes ("Discretionary Schemes"), which were approved by shareholders in 2000, are calculated by reference to base salaries and management grade in the company. The Committee sought the advice of the remuneration consultants, Watson Wyatt, on both the structure of the Discretionary Schemes and the level of benefits payable under them. The Committee believes that performance criteria set out below best satisfy the alignment of shareholders' interests with those of executive directors in particular and executives in general by ensuring that benefits under the Schemes are only realisable if there has been a material real growth in earnings per share. There are two levels of qualification under the Discretionary Schemes, Level 1 which applies to all senior executives (including executive directors) and Level 2 which applies to executive directors and sector managing directors, which may be summarised as follows:

Level 1: Before the exercise of an option under Level 1, the company's annual growth in earnings per share on average over the first three consecutive calendar years, commencing in the year in which the option is granted, is at least 4% per annum in excess of the UK rate of inflation or, failing this, the company's annual growth in earnings per share on average over a greater period (up to a maximum of ten years) is at least 4% in excess of the UK rate of inflation. Until 2003, the grant of options under Level 1 was in the range of 25% to 150% of basic salary depending on the position of the executive in the company. During 2003 the Committee reviewed the factors applied to directors' and executives' salaries when calculating entitlements and accordingly on options granted in 2003 the range of percentages of salary was reduced to 16.7% to 100% of basic salary (for further information on executive directors see below).

A summary of the progress towards satisfaction of the performance targets for Level 1 share options, granted since 2000, is set out in the following table:

GRANT	EXERCISE PRICE (PENCE)	PERIOD	AVERAGE TARGET GROWTH (%)	AVERAGE EPS GROWTH (%)
2000	**156.5**	**2000 to 2003**	**6.3**	**4.7**
2001	**205.25**	**2001 to 2003**	**6.1**	**10.6**
2002	**266.75**	**Minimum period has yet to elapse**	**N/A**	**N/A**
2003	**204.5**	**Minimum period has yet to elapse**	**N/A**	**N/A**

Level 2: The exercise condition under Level 2 is by reference to total shareholder return (calculated by Watson Wyatt), i.e. the appreciation of the share price (including reinvested dividends) in comparison with the performance of the FTSE 100 Index and a defined group of support services companies being used as comparators, during three consecutive calendar years commencing in the year in which the option is granted, on the following basis:

If the company achieves a median performance in relation to the FTSE 100 Index, then 25% of the Level 2 share options will vest, rising pro rata to 50% if the company achieves a performance in the upper quartile of the FTSE 100 and in addition, if the company achieves a median performance in the group of support services companies, then 25% of the Level 2 share options will vest, rising pro rata to 50% if the company achieves a performance in the upper quartile in a group of support services companies.

Before 2003 the number of Level 2 share options granted was 50% to 100% of basic salary depending on the position of the executive in the company, but following the review in 2003 referred to above, the range of factors used in 2003 was 33.3% to 66.6% (for further information on executive directors see below). The performance conditions for Level 2 share options granted have been satisfied as follows:

GRANT	EXERCISE PRICE (PENCE)	PERIOD (FIXED PERIOD OF 3 YEARS)	PERCENTAGE EXERCISABLE (ANY BALANCE WILL HAVE LAPSED)
2000	**156.5**	**2000 to 2002**	**85%**
2001	**205.25**	**2001 to 2003**	**100%**
2002	**266.75**	**2002 to 2004**	**To be established**
2003	**204.5**	**2003 to 2005**	**To be established**

Note: The exercise price will be adjusted to reflect the cost of holding the shares less the dividend income thereon.

The company's policy is to grant share options to directors and senior executives annually. The entitlements of executive directors to the grant of options under the Discretionary Schemes in 2003 (see table below) were calculated by multiplying their basic salaries by the factors set out below and then dividing by the strike price (i.e. the mid-market closing price for the company's shares on the trading day immediately preceding the date of grant):

	MR J C F WILDE	MR R C PAYNE	MR E F BROWN
Level 1	1.0	0.6666	0.6
Level 2	0.6666	0.4444	0.3333

Note: no share options were granted to Sir Clive Thompson, in either 2002 or 2003 as he retired as an executive in April 2003 and, under the rules of the Discretionary Schemes, no participant is entitled to be granted share options in the period of 18 months preceding his or her retirement.

The Committee is currently reviewing the factors to be applied in 2004.

Executive directors are also members of the savings-related share option scheme, which is approved by the Inland Revenue and which was introduced in 1998.

Details of the executive directors' outstanding share options are shown in the Pay and Benefits section of this report starting on page 37.

Pensions

Executive directors are members of the Rentokil Initial Pension Scheme. Their dependants are eligible for dependants' pensions and the payment of a lump sum in the event of death in service. The pension arrangements provide for a pension on retirement of 2/3 basic annual salary after 20 years' eligible service. No other payments to directors are pensionable and there are no unfunded pension promises or similar arrangements to directors. The executive directors are members of the company's defined benefit pension scheme and their accrued entitlements under the scheme are as set out in the Pay and Benefits section of this report starting on page 37.

Sir Clive Thompson retired as an executive in April 2003 and, on his retirement, receives a pension from the Rentokil Initial Pension Scheme.

Contracts

It is the company's policy that executive directors should have rolling contracts subject to one year's notice by the company. The executive directors have rolling contracts which are subject to one year's notice by the company and six months' notice by the relevant director and are dated as follows: Mr J C F Wilde, 8th April 2002; Mr R C Payne, 7th March 2002; and Mr E F Brown, 6th April 1999.

The company's policy in respect of the notice periods for the termination of executive directors' contracts conforms with the Revised Code. The Committee is fully aware that, under the Revised Code it should take a robust line in reducing compensation to reflect departing directors' obligations to mitigate loss.

Sir Clive Thompson's contract as an executive director expired on his retirement on 4th April 2003. As non-executive chairman, with effect from 5th April 2003, he now has a rolling contract, (dated 28th May 2002) subject to twelve months' notice by either the company or him.

All non-executive directors have specific terms of engagement and their remuneration is determined by the board on the recommendation of the non-executive directors' fees committee within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies. The basic fee paid to each non-executive director in the year was £35,000. The chairmen of the remuneration and audit committees are each paid an additional £5,000 per annum. Also, the deputy chairman receives additional fees of £10,000 per annum for fulfilling that role. Non-executive directors do not have service contracts and they do not participate in any of the company's share option schemes or bonus schemes and are not eligible to join the company's pension scheme as active members.

At the annual general meeting held on 29th May 2003 shareholders approved a proposal that the limit on the annual fees for non-executive directors, which was last reviewed in 1997, be increased from £500,000 to £1,000,000. The new limit allows for a larger number of non-executive directors required by the most recent corporate governance developments and future increases in directors' fees to allow for inflation, changes in duties and market developments.

PERFORMANCE GRAPHS AND CHARTS

The following graph shows the company's performance, measured by total shareholder return, compared with the performance of the FTSE 100 Index also measured by total shareholder return. The FTSE 100 Index has been selected for this comparison as the company is currently and has been a member of the FTSE 100 during the period covered by the graph.

RENTOKIL INITIAL VERSUS FTSE 100 INDEX

Rentokil Initial total shareholder return compared against total shareholder return of the FTSE 100 Actuaries Share Index



Total Shareholder Return (TSR)
140
120
100
80
60
40
20
0
31st December 1998
31st December 1998 to 31st December 1999
31st December 1998 to 31st December 2000
31st December 1998 to 31st December 2001
31st December 1998 to 31st December 2003
31st December 1998 to 31st December 2003
Rentokil Initial
FTSE 100

Note:

The above graph illustrates the movement of the company's total shareholder return assuming dividends are re-invested on the ex-dividend date against that of the FTSE 100 Index since 31st December 1998 and has been prepared on the basis that the notional investment changes each time the index changes.

The following charts show the company's performance, measured by total shareholder return compared with respectively a sector comparator group and the FTSE 100 for the period 1st January 2001 to 31st December 2003 for the purpose of illustrating the satisfaction of performance criteria in relation to level 2 share options granted in March 2001 (see executive directors' share options on page 33). Only those companies that were members of the FTSE 100 during the whole of the period 1st January 2001 to 31st December 2003 are included in the second chart.

RENTOKIL INITIAL 2000 OPTION GRANT - TSR 1st JANUARY 2001 TO 31st DECEMBER 2003
(SELECTED COMPARATOR GROUP)



100%
80%
60%
40%
20%
0
-20%
-40%
-60%
-80%
-100%
Total Shareholder Return (TSR)
UQ
Medium
LQ
Company
Rentokil Initial
Selected comparator group

RENTOKIL INITIAL 2001 OPTION GRANT - TSR 1st JANUARY 2001 TO 31st DECEMBER 2003
(FTSE 100 COMPARATOR GROUP)



120%
100%
80%
60%
40%
20%
0
-20%
-40%
-60%
-80%
-100%
Total Shareholder Return (TSR)
UQ
Medium
LQ
Company
Rentokil Initial
FTSE 100 comparator group

The selected comparator group for the Level 2 share options granted in 2001 was as follows:

- Amey plc
- The Capita Group plc
- Cintas Corporation
- Compass Group plc
- The Davis Services Group Plc
- Hays plc
- International Service Systems A/S
- Rentokil Initial plc
- Securicor plc
- Securitas AB
- Serco Group plc
- The Servicemaster Company
- Sodexho Alliance SA
- Chubb plc

Note the Committee has agreed to the following changes to the membership of the selected comparator group:

1. Amey plc was acquired by Grupo Ferrovial Servicios SA in 2003 and the latter company has taken the place of Amey in the comparator group.

2. Compass plc merged with Granada Group plc in 2001 and has been deleted from the comparator group.

3. Chubb plc was acquired by United Technology Corporation in 2003 and the latter company has taken the place of Chubb in the comparator group.

PAY AND BENEFITS

Paragraphs 1 to 4 below have been audited

1. **Emoluments**

The following table sets out the emoluments of directors for the year ended 31st December 2003:

	FEES £000	SALARY £000	BONUS £000	BENEFITS £000	TOTAL £000	2002 £000
Sir Clive Thompson	292	306	-	33	631	1,614
B D McGowan	50	-	-	-	50	46
J C F Wilde	-	625	22	31	678	516
E F Brown	-	340	4	24	368	522
I Harley	40	-	-	-	40	40
P J Long	35	-	-	-	35	7
P Mason	21	-	-	-	21	-
R C Payne	-	457	11	23	491	591
R R Spinney	35	-	-	-	35	35
H E St L King (deceased)	-	-	-	-	-	46
2003	473	1,728	37	111	2,349	
2002	174	2,287	751	205		3,417

Notes:

1. In addition to the above emoluments, the executive directors have been awarded deferred shares under the Deferred Share Award Plan (2003) equal in value to the cash bonuses disclosed, details of which are given in sub-section 2 below. Such shares are held in trust by the Rentokil Initial Employee Share Trust on a conditional basis for a period of one year.

2. Executive directors are provided with private health cover and a company car. The value of the benefits is included in the table on page 37.

3. No director waived emoluments in respect of the year ended 31st December 2003 (2002: the same).

4. Sir Clive Thompson's 2003 salary relates to the period until 4th April 2003, when he retired as an executive. He continues to be provided with a company car, the value of this benefit being included in the table above.

2. **Deferred Share Award Plan**

The following table sets out the shares in which directors are currently interested under the Deferred Share Award Plan:

	PLAN	DATE OF AWARD	NUMBER OF SHARES AWARDED	VESTING DATE OF DEFERRED SHARES	NUMBER OF SHARES VESTED IN 2004	VALUE OF SHARES VESTED IN 2004 (£)
Sir Clive Thompson	2002	3rd March 2003	236,699	3rd March 2004	236,699	448,545
J C F Wilde	2002	3rd March 2003	65,128	3rd March 2004	65,128	123,418
	2003	1st March 2004	11,916	1st March 2005	-	-
R C Payne	2002	3rd March 2003	62,265	3rd March 2004	62,265	117,992
	2003	1st March 2004	5,435	1st March 2005	-	-
E F Brown	2002	3rd March 2003	48,667	3rd March 2004	48,667	92,224
	2003	1st March 2004	11,827	1st March 2005	-	-
					412,759	782,179

Notes:

1. The performance criterion for a bonus to be paid and deferred shares awarded under the Deferred Share Award Plan is established by the Committee at the commencement of the relevant financial year.

2. Following the release of the company's preliminary results in respect of the financial year to which the plan relates and if the performance criterion is met, then bonus and deferred shares are respectively paid and awarded.

3. Deferred shares are held in trust on a conditional basis by the Rentokil Initial Employee Share Trust until the expiry of one year from the date of the award.

4. The value of shares vested in 2004 , in respect of deferred shares awarded on 3rd March 2003, reflects the mid-market closing price for the company's shares of 189.5p on the last trading day before the vesting of the shares.

3. **Share Options**

The following table sets out the share options held by directors:

	DATE OF GRANT	EARLIEST EXERCISE DATE	EXPIRY DATE	EXERCISE PRICE (PENCE)	NUMBER AT 1ST JANUARY 2003 (1p SHARES)	GRANTED /(LAPSED) IN YEAR	EXERCISED IN YEAR	NUMBER AT 31ST DECEMBER 2003 (1p SHARES)
Sir Clive Thompson								
	01.04.94	01.04.97	31.03.04	122.165	993,974	-	(993,974)	-
	29.09.95	29.09.98	28.09.05	156.867	1,322,788	-	-	1,322,788
	01.06.96	01.06.99	31.05.06	201.135	77,212	-	-	77,212
	18.04.97	18.04.00	17.04.07	204.634	1,400,000	-	-	1,400,000
†	01.10.98	01.12.03	31.05.04	356.000	4,845	-	-	4,845
	14.05.99	14.05.02	13.05.09	270.000	630,000	-	-	630,000
+	10.05.00	10.05.03	09.05.10	156.500	1,593,450	(95,607)	-	1,497,843
	01.03.01	01.03.04	28.02.11	205.250	1,275,731	-	-	1,275,731
					7,298,000	(95,607)	(993,974)	6,208,419
Mr J C F Wilde								
	02.06.96	02.06.99	01.06.06	201.135	90,000	-	-	90,000
	18.04.97	18.04.00	17.04.07	204.634	120,000	-	-	120,000
	20.04.98	20.04.01	19.04.08	371.670	148,904	-	-	148,904
†	01.10.98	01.12.03	31.05.04	356.000	4,845	-	-	4,845
	14.05.99	14.05.02	13.05.09	270.000	200,000	-	-	200,000
+	10.05.00	10.05.03	09.05.10	156.500	259,424	(13,897)	-	245,527
	01.03.01	01.03.04	28.02.11	205.250	208,038	-	-	208,038
+	01.03.02	01.03.05	29.02.12	266.750	196,813	-	-	196,813
+	29.08.03	29.08.06	28.08.13	204.500	-	509,352	-	509,352
					1,228,024	495,455	-	1,723,479
Mr R C Payne								
	26.09.95	26.09.98	25.09.05	156.867	200,000	-	-	200,000
	30.05.96	30.05.99	29.05.06	201.135	180,000	-	-	180,000
	18.04.97	18.04.00	17.04.07	204.634	240,000	-	-	240,000
	20.04.98	20.04.01	19.04.08	371.670	186,211	-	-	186,211
†	01.10.98	01.12.03	31.05.04	356.000	4,845	-	-	4,845
	14.05.99	14.05.02	13.05.09	270.000	216,000	-	-	216,000
+	10.05.00	10.05.03	09.05.10	156.500	348,881	(18,690)	-	330,191
	01.03.01	01.03.04	28.02.11	205.250	332,794	-	-	332,794
+	01.03.02	01.03.05	29.02.12	266.750	271,681	-	-	271,681
+	29.08.03	29.08.06	28.08.13	204.500	-	248,141	-	248,141
					1,980,412	229,451	-	2,209,863

	DATE OF GRANT	EARLIEST EXERCISE DATE	EXPIRY DATE	EXERCISE PRICE (PENCE)	NUMBER AT 1ST JANUARY 2003 (1p SHARES)	GRANTED /(LAPSED) IN YEAR	EXERCISED IN YEAR	NUMBER AT 31ST DECEMBER 2003 (1p SHARES)
Mr E F Brown								
	29.05.96	29.05.99	28.05.06	201.135	60,674	-	-	60,674
	18.04.97	18.04.00	17.04.07	204.634	96,824	-	-	96,824
	20.04.98	20.04.01	19.04.08	371.670	145,000	-	-	145,000
†	01.10.98	01.12.03	31.05.04	356.000	4,845	-	-	4,845
	14.05.99	14.05.02	13.05.09	270.000	250,000	-	-	250,000
+	10.05.00	10.05.03	09.05.10	156.500	452,428	(27,129)	-	425,299
	01.03.01	01.03.04	28.02.11	205.250	355,318	-	-	355,318
+	01.03.02	01.03.05	29.02.12	266.750	284,172	-	-	284,172
+	29.08.03	29.08.06	28.08.13	204.500	-	155,169	-	155,169
					1,649,261	128,040	-	1,777,301

\+ Level 1 performance condition outstanding (see Note 2 below for information on Level 2 performance condition)

† Share options granted under the Share Option Scheme for UK Employees, which is a S.A.Y.E. scheme.

Market price:	at 31st December 2003	190p
	2003 low/high	155.5p / 230.25p

Notes:

1. All share options granted before 2000 are exercisable.

2. Level 1 share options granted under the Discretionary Schemes in 2000 and subsequently cannot yet be exercised as the performance criteria have yet to be satisfied save for those granted in 2001 where the performance criteria have been satisfied. 85% of Level 2 share options granted in 2000 and 100% of Level 2 share options granted in 2001 are exercisable (see table on page 33). Level 2 share options granted in 2002 and 2003, cannot yet be exercised as the relevant performance criteria have yet to be satisfied.

3. As a result of the company's total shareholder return in 2001 to 2003 being above the upper quartile of the FTSE 100 Index and above the upper quartile as measured against a sector comparator group (see "Performance graph and charts" on pages 35 and 36), 100% of the Level 2 options granted in March 2001 became exercisable on the third anniversary of their grant in March 2004.

4. Sir Clive Thompson exercised 993,974 share options in 2003 at a strike price of 122.165p which had a value of 173p per share at the date of exercise (namely the mid-market closing price on the date of exercise of the share option) and resulted in a total notional gain of £505,287.

5. No other directors were granted options in the shares of the company or any other group entities.

6. None of the terms and conditions of share options granted were varied during the year.

7. All share options must be exercised by the expiry of ten years from their date of grant.

4. **Pensions**

Accrued entitlements for directors under the company's pension scheme are as follows:

	ADDITIONAL ACCRUED BENEFITS EARNED IN THE YEAR £000 pa	ACCRUED ENTITLEMENT AT 31ST DECEMBER 2003 £000 pa	TRANSFER VALUE AT 31ST DECEMBER 2003 £000	TRANSFER VALUE AT 31ST DECEMBER 2002 £000	INCREASE IN TRANSFER VALUE LESS DIRECTORS CONTRIBUTION £000
Sir Clive Thompson	44	734	13,006	11,363	1,622
J C F Wilde	48	139	1,398	794	571
R C Payne	24	228	2,978	2,370	581
E F Brown	10	217	2,392	1,986	385

	ADDITIONAL ACCRUED PENSION EARNED IN THE YEAR (EXCLUDING INFLATION) £000 pa	ACCUMULATED TOTAL ACCRUED PENSION AT 31ST DECEMBER 2003 £000 pa	TRANSFER VALUE OF INCREASE IN ACCRUED PENSION LESS DIRECTORS CONTRIBUTION £000
Sir Clive Thompson	24	734	413
J C F Wilde	45	139	422
R C Payne	19	228	226
E F Brown	4	217	33

Notes:

1. The accrued pension entitlements shown are those that would be paid annually on retirement based on years of service to date. The increase in accrued pension entitlement during the year reflects additional service. There were no changes to accrued benefits during the year.

2. All transfer values have been calculated on the basis of actuarial advice in accordance with the Actuarial Guidance Note GN11 as published by the Institute of Actuaries and the Faculty of Actuaries. The transfer values disclosed above represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the directors' pension benefits. They do not represent sums payable to individual directors and, therefore, cannot be added meaningfully to annual remuneration.

   The transfer value of the increase in accrued benefits, required by the Listing Rules, discloses the current value of the increase in accrued benefits that the director has earned in the period, whereas the change in his/her transfer value, required by the Companies Act discloses the absolute increase or decrease in his/her transfer value and includes the change in value of the accrued benefits that results from market volatility affecting the transfer value at the beginning of the period, as well as the additional value earned in the year.

3. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above tables.

4. No director is a member of a money purchase scheme sponsored by the company.

5. The information given regarding Sir Clive Thompson takes into account the actuarial position as at 31st December 2003, although he retired in April 2003 and receives a pension from the Rentokil Initial Pension Scheme.

5. **Interests in Shares**

The following table sets out the interests of directors, who were directors on 31st December 2003, in the shares of the company:

RENTOKIL INITIAL PLC ORDINARY SHARES OF 1P EACH	31ST DECEMBER 2003 BENEFICIAL INTERESTS	1ST JANUARY 2003 BENEFICIAL INTERESTS
Sir Clive Thompson	6,797,603	5,646,206
J C F Wilde	38,519	24,766
E F Brown	526,056	518,220
I Harley	2,000	2,000
P J Long	-	-
P Mason	-	-
B D McGowan	5,000	5,000
R C Payne	130,509	89,452
R R Spinney	2,000	2,000

Notes

1. The interests of executive directors include beneficial interests in shares held in trust under an Inland Revenue approved profit sharing scheme under which the last distribution was made in 2002.

2. In addition to the interests in shares noted above, on the 3rd March 2004 the shares awarded on 3rd March 2003 under the Deferred Share Award Plan 2002 vested unconditionally in the executive directors. There have been no further changes in the interests set out above between 31st December 2003 and 24th March 2004. The shares awarded on 1st March 2004 are not included as these are held by the Rentokil Initial Employee Share Trust on a conditional basis but, subject to the vesting criteria being satisfied, will vest on 1st March 2005. The table in sub-section 2 on page 38 gives details of shares awarded under the Deferred Share Award Plan in which the executive directors have an interest, which are not yet included in the table above.

APPROVAL This report was approved by the board of directors on 24th March 2004 and signed on its behalf by Mr B D McGowan.



B D McGowan
Deputy Chairman and Chairman of the Remuneration Committee
24th March 2004

Statement of Directors' Responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit and loss and cash flows of the group for that period. In preparing these accounts, the directors are required to adopt suitable accounting policies and to apply them consistently, making judgements and estimates that are reasonable and prudent, and following applicable accounting standards.

The directors are responsible for ensuring that the company keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the Rentokil Initial plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no *responsibility for any changes that may have occurred to the financial statements since they were initially presented on* the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report of the Auditors

Independent auditors' report to the members of Rentokil Initial plc

We have audited the financial statements which comprise the Consolidated Profit and Loss Account, the Balance Sheets, the Consolidated Cash Flow Statement, the Statement of Total Recognised Gains and Losses, the Reconciliation of Movement in Equity Shareholders' Funds and the related Notes which have been prepared under the historical cost convention and the accounting policies set out in the Statement of Accounting Policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part").

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. The directors are also responsible for preparing the Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, Chief Executive's Review, the Finance Director's Review, the Report of the Directors, and the unaudited part of the Remuneration Report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31st December 2003 and of the profit and cash flows of the group for the year then ended;

- the financial statements have been properly prepared in accordance with the Companies Act 1985; and,

- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London
WC2N 6RH
24th March 2004

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 31ST DECEMBER

	Notes	2003 £m	2002 £m
Turnover (including franchisees and share of associate)			
Continuing operations		**2,450.2**	2,310.8
Acquisitions		**20.9**	-
Total continuing operations		**2,471.1**	2,310.8
Discontinued operations		**15.1**	28.7
Turnover (including franchisees and share of associate)		**2,486.2**	2,339.5
Less:			
Share of turnover of associate (all continuing)		**(18.7)**	(18.4)
Turnover of franchisees (all continuing)		**(101.2)**	(87.9)
Group turnover	1	**2,366.3**	2,233.2
Cost of sales	2	**(1,861.3)**	(1,746.6)
Gross profit		**505.0**	486.6
Administrative expenses	2	**(53.1)**	(48.2)
Group operating profit			
Continuing operations		**450.3**	438.6
Acquisitions		**1.9**	-
Continuing operations		**452.2**	438.6
Discontinued operations		**(0.3)**	(0.2)
Group operating profit		**451.9**	438.4
Share of profit of associates (all continuing)		**3.6**	3.6
Total operating profit		**455.5**	442.0
Loss on disposal of businesses	3	**(11.7)**	-
Profit on ordinary activities before interest		**443.8**	442.0
Interest payable (net)	4	**(47.0)**	(51.7)
Profit on ordinary activities before taxation	1&5	**396.8**	390.3
Tax on profit on ordinary activities	6	**(105.2)**	(104.6)
Profit on ordinary activities after taxation		**291.6**	285.7
Equity minority interests		**(1.5)**	(1.1)
Profit for the financial year attributable to shareholders		**290.1**	284.6
Equity dividends	7	**(110.1)**	(101.6)
Profit retained for the financial year		**180.0**	183.0
Basic earnings per 1p share	9	**15.83p**	15.00p
Adjusted earnings per 1p share	9	**16.47p**	15.00p
Diluted earnings per 1p share	9	**15.81p**	14.94p
Dividends per 1p share		**6.10p**	5.53p

Statement of Total Recognised Gains and Losses

FOR THE YEAR ENDED 31ST DECEMBER

	CONSOLIDATED		PARENT	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Profit for the financial year	**290.1**	284.6	**233.6**	420.5
Currency translation adjustments	**(3.6)**	(11.9)	**(8.2)**	(0.7)
Total gains recognised in the financial year	**286.5**	272.7	**225.4**	419.8
Prior year adjustment on adoption of amendment to FRS 5	**(15.7)**	-	**-**	-
Total gains recognised since last annual report	**270.8**	272.7	**225.4**	419.8

Reconciliation of Movements in Equity Shareholders' Funds

FOR THE YEAR ENDED 31ST DECEMBER

	CONSOLIDATED		PARENT	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Profit for the financial year	**290.1**	284.6	**233.6**	420.5
Equity dividends (note 7)	**(110.1)**	(101.6)	**(110.1)**	(101.6)
Profit retained for the financial year	**180.0**	183.0	**123.5**	318.9
New share capital issued (note 22)	**2.9**	5.2	**2.9**	5.2
Own shares purchased (note 21)	**(73.1)**	(237.5)	**(73.1)**	(237.5)
Negative goodwill written back on disposals (note 3)	**(1.7)**	-	**-**	-
Other recognised gains and (losses) in the financial year	**(3.6)**	(11.9)	**(8.2)**	(0.7)
Net change in equity shareholders' funds	**104.5**	(61.2)	**45.1**	85.9
Equity shareholders' funds at 1st January as reported	**(723.6)**	(646.7)	**450.5**	364.6
Prior year adjustment on adoption of amendment to FRS 5	**-**	(15.7)	**-**	-
	(723.6)	(662.4)	**450.5**	364.6
Equity shareholders' funds at 31st December	**(619.1)**	(723.6)	**495.6**	450.5

Balance Sheets

AT 31ST DECEMBER

		Notes	CONSOLIDATED 2003 £m	CONSOLIDATED 2002 (restated) £m	PARENT 2003 £m	PARENT 2002 £m
FIXED ASSETS	Intangible assets	10	195.7	177.0	-	-
	Tangible assets	11	662.8	624.3	4.6	5.1
	Investments	12	23.7	23.8	1,638.1	1,636.9
			882.2	825.1	1,642.7	1,642.0
CURRENT ASSETS	Stocks	13	45.2	45.4	-	-
	Debtors due within one year	14	451.8	450.7	199.2	621.6
	Debtors due after one year	14	167.6	176.4	2.6	2.6
	Short term deposits and cash		272.8	246.5	201.1	183.0
			937.4	919.0	402.9	807.2
CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR	Creditors	15	(754.9)	(737.9)	(123.5)	(601.6)
	Bank and other borrowings	16	(82.9)	(65.0)	(58.5)	(53.3)
			(837.8)	(802.9)	(182.0)	(654.9)
	Net current assets		99.6	116.1	220.9	152.3
	Total assets less current liabilities		981.8	941.2	1,863.6	1,794.3
CREDITORS - AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	Creditors	17	(10.4)	(9.7)	-	-
	Bank and other borrowings	18	(1,397.8)	(1,441.9)	(1,367.4)	(1,342.0)
			(1,408.2)	(1,451.6)	(1,367.4)	(1,342.0)
PROVISIONS FOR LIABILITIES AND CHARGES	Provisions for liabilities and charges	19	(186.2)	(206.9)	(0.6)	(1.8)
	Net (liabilities)/assets		(612.6)	(717.3)	495.6	450.5
EQUITY CAPITAL AND RESERVES	Called up share capital	21	18.2	18.6	18.2	18.6
	Share premium account	22	49.2	46.3	49.2	46.3
	Capital redemption reserve	23	19.6	19.2	19.6	19.2
	Other reserves	24	8.9	8.2	-	-
	Profit and loss account	25	(715.0)	(815.9)	408.6	366.4
	Equity shareholders' funds		(619.1)	(723.6)	495.6	450.5
	Equity minority interests		6.5	6.3	-	-
	Capital employed		(612.6)	(717.3)	495.6	450.5

These financial statements on pages 46 to 72 were approved by the board on 24th March 2004 and were signed on its behalf by:

James C F Wilde

R C Payne

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST DECEMBER

		Notes	2003 £m	2002 £m
OPERATING ACTIVITIES	Net cash inflow from operating activities	29	**610.3**	575.9
ASSOCIATES' DIVIDENDS	Dividends received from associates		**1.3**	2.0
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	Interest received		**49.3**	54.4
	Interest paid		**(104.7)**	(109.2)
	Interest element of finance lease payments		**(1.9)**	(2.1)
	Dividends paid to minority interests		**(0.6)**	(0.6)
	Net cash outflow from returns on investments and servicing of finance		**(57.9)**	(57.5)
TAXATION	Tax paid		**(111.9)**	(104.7)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	Purchase of tangible fixed assets		**(187.8)**	(183.5)
	Less: financed by leases		**13.1**	11.4
			(174.7)	(172.1)
	Sale of tangible fixed assets		**15.3**	10.9
	Net cash outflow for capital expenditure and financial investment		**(159.4)**	(161.2)
ACQUISITIONS AND DISPOSALS	Purchase of companies and businesses	30	**(21.2)**	(34.5)
	Disposal of companies and businesses	31	**6.4**	-
	Net cash outflow from acquisitions and disposals		**(14.8)**	(34.5)
EQUITY DIVIDENDS PAID	Dividends paid to equity shareholders		**(104.4)**	(97.7)
	Net cash inflow before use of liquid resources and financing		**163.2**	122.3
MANAGEMENT OF LIQUID RESOURCES	Movement in short term deposits with banks		**13.0**	83.5
FINANCING	Issue of ordinary share capital		**2.9**	5.2
	Own shares purchased		**(75.9)**	(234.6)
	Net loan movement		**(9.8)**	297.6
	Capital element of finance lease payments		**(12.8)**	(13.2)
	Net cash (outflow)/inflow from financing		**(95.6)**	55.0
NET CASH	Increase in net cash in the year	32	**80.6**	260.8

Accounting Policies

ACCOUNTING CONVENTION

The accounts have been prepared under the historical cost convention and comply with the Companies Act 1985 ("Act"), except for the departure noted under intangible assets below, as amended by the Companies Act 1989 and applicable accounting standards.

NEW ACCOUNTING POLICIES

During the year the company has adopted Application Note G which was issued as an amendment to FRS 5 "Reporting the Substance of Transactions" by the ASB in November 2003 to be adopted for accounting periods ending on or after 23rd December 2003. This has replaced the previous policy of recognising, where appropriate, a higher proportion of the total income at the start of contracts to reflect initial value of services performed and has resulted in a prior year adjustment to shareholders' equity of £15.7 million (net of tax). This is accounted for by a £22.5 million increase in creditors offset by a £4.0 million decrease in corporation tax and a £2.8 million decrease in deferred tax. As there was no impact on the 2002 profit and loss account, the results for 2002 have not been restated. The effect of applying this new policy in 2003 has been to reduce profit before tax by £0.3 million.

CONSOLIDATION

The consolidated accounts comprise those of the parent company and its subsidiary undertakings ("subsidiaries" or "subsidiary companies") together with the group's share of profits and net assets of the associated undertakings ("associates" or "associated companies").

The results of newly acquired companies and businesses are consolidated from the date of acquisition. The results of companies and businesses disposed of during the year are consolidated until the date of disposal.

For acquisitions involving deferred consideration, estimated deferred payments are accrued in the balance sheet. Interest due to vendors on deferred payments is charged to the profit and loss account as it accrues. For disposals involving deferred consideration, estimated deferred receipts are prepaid in the balance sheet. Interest from buyers on deferred receipts is credited to the profit and loss account as it accrues.

FOREIGN CURRENCIES

The results of overseas subsidiary and associated undertakings are translated at the average exchange rates for the year. The assets and liabilities of such undertakings are translated at year-end exchange rates. Exchange differences on the results for the year, opening net assets and on foreign currency loans which relate to overseas investments are recorded as movements on reserves in accordance with SSAP 20. Foreign currency transactions in the year and balances in the year-end balance sheet are translated at the average and closing rates of exchange respectively. Any exchange differences arising are taken to the profit and loss account, with the exception of exchange gains and losses in respect of loans which hedge against foreign currency investments which are recorded as movements in reserves.

TURNOVER

Turnover excludes VAT and other similar sales based taxes and represents the amounts receivable for services rendered (including franchisee fees) and goods sold outside the group. Contract income is recognised in accounting periods on a straight-line basis over the life of the contract.

COST OF SALES & ADMINISTRATIVE EXPENSES

Production, service, selling and other direct branch costs are classified as cost of sales. Administrative expenses comprise head office costs and research and development expenditure which is written off as incurred.

PENSION COSTS

The cost of pensions in respect of the group's defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the average expected service lives of employees in the schemes. Actuarial surpluses or deficits from the regular costs are spread over the average future service lives of employees in the schemes using the projected unit credit method. Differences between the amount charged in the profit and loss account and payments made to the schemes are treated as assets or liabilities in the balance sheet. Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

The notes to the accounts continue to include the required disclosures in accordance with the transitional provisions of FRS 17 "Retirement Benefits".

INTANGIBLE ASSETS Goodwill represents the excess of the fair value of the consideration given over the aggregate of the fair values of the identifiable net assets acquired.

Goodwill in respect of acquisitions made prior to January 1998 remains eliminated against reserves. This will be charged in the profit and loss account on subsequent disposal of the business to which it relates.

Goodwill in respect of acquisitions made since 1st January 1998 is shown as an asset and (in accordance with FRS 10) each acquisition is assessed to determine the useful economic life of the business and the goodwill. For the types of business normally acquired by the company, the board considers that the goodwill is an inseparable part of the total value of the relevant business. These are service businesses which are not subject to high volatility in fashions or markets and demand for these services is likely to continue for the foreseeable future. Such businesses, if properly managed, should grow in value over the years and hence neither the value of the business nor the goodwill have a measurable useful economic life and the goodwill is not amortised. This treatment of goodwill represents a departure from the Act which requires goodwill to be amortised over its useful economic life. However, such departure is permitted under the Act in order to give a true and fair view. The directors believe that it is not possible to identify a finite life for goodwill in respect of acquisitions and accordingly, the treatment of goodwill identified above is necessary in order to give a true and fair view. In view of the inability to identify a finite life for goodwill in respect of acquisitions, it is not possible to quantify the effects of such departure from the Act. In the event that it could be considered that the value of the business or its goodwill does have a measurable economic life, then the goodwill would be amortised through the profit and loss account by equal instalments over such useful economic life. The potential lives of the businesses and goodwill are reviewed annually and revised where appropriate.

In the event that the useful economic life did not exceed 20 years, goodwill would be subject to an impairment review at the end of the year of acquisition and at any other time in the event that the directors believe that an impairment may have occurred. Where the goodwill is assigned a useful economic life which is in excess of 20 years or is indefinite, the value of the relevant businesses and goodwill are assessed for impairment against carrying values on an annual basis in accordance with FRS 11. Any impairment would be charged to the profit and loss account in the period in which it arises.

TANGIBLE ASSETS Provision for depreciation of freehold buildings is made in equal annual instalments of 1% to 2% of cost. Leasehold land and buildings are amortised in equal annual instalments over the periods of the leases subject to a minimum annual provision of 1% of costs. No depreciation is charged on freehold land or fixed assets under construction. When properties are sold the difference between sales proceeds and net book value is dealt with in the profit and loss account. In accordance with FRS 15 annual impairment reviews are performed for properties with a useful economic life of greater than 50 years at the balance sheet date.

Other tangible fixed assets are stated at cost less depreciation. Provision for depreciation is made in equal annual instalments over the estimated useful lives of the assets as follows:

4 to 5 years	-	Vehicles
3 to 10 years	-	Plant, machinery and equipment, tropical plants and their containers on rental
3 to 10 years	-	Office equipment, furniture and fittings.

The company selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the company takes into account are expected technological developments, expected market requirements and the intensity of which assets are used.

LEASED ASSETS Where the group retains substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases. Future instalments payable under finance leases, net of finance charges, are included in borrowings with the corresponding asset values recorded in fixed assets and depreciated over the shorter of their estimated useful lives or their lease terms. Lease payments are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element which reduces the outstanding obligation for future instalments.

Payments under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

STOCKS Stocks and work in progress are stated at the lower of cost and net realisable value.

PROVISIONS Provision is made in accordance with FRS 12 for:

Vacant property - In respect of vacant and partly sub-let leasehold properties to the extent that future rental payments are expected to exceed future rental income.

Environmental - For all known liabilities to remediate contaminated land on the basis of management's best estimate of the costs of these liabilities.

Self insurance - For all claims incurred as at the balance sheet date based on actuarial assessments of these liabilities.

Other provisions - For all other known liabilities which exist at the year end based on management's best estimate as to the cost of settling these liabilities.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise currency and interest rate swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's treasury policies.

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Where the borrowings are used to finance net overseas investments exchange differences are taken to reserves in accordance with SSAP 20. Resulting gains and/or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

DEFERRED TAX Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the taxable profits and results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold. Neither is deferred tax recognised on overseas profits where there is no commitment to remit those profits to the UK.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

SHARE OPTION SCHEMES Own shares held in the Rentokil Initial Employee Share Trust to satisfy obligations under the Rentokil Initial share option schemes are carried at cost as part of fixed asset investments. These amounts will be transferred to shareholders' funds in 2004 in accordance with UITF 38 published in December 2003 and effective for accounting periods ending on or after 22nd June 2004. If the cost of these shares were to exceed the anticipated proceeds on exercise of the options by employees, the excess will be written off to the profit and loss account in accordance with UITF 17.

Notes to the Accounts

1. SEGMENTAL ANALYSIS

	TURNOVER 2003 £m	TURNOVER 2002 £m	PROFIT 2003 £m	PROFIT 2002 £m	NET ASSETS 2003 £m	NET ASSETS 2002 (restated) £m
Geographic analysis						
Continuing operations:						
United Kingdom	1,205.4	1,140.0	219.5	225.4	138.8	99.1
Continental Europe	806.3	709.8	171.1	152.1	352.6	339.1
North America	324.7	334.4	16.8	20.5	64.3	67.2
Asia Pacific & Africa[1]	134.7	126.6	48.4	44.2	39.6	37.7
Total continuing operations	2,471.1	2,310.8	455.8	442.2	595.3	543.1
Discontinued operations	15.1	28.7	(0.3)	(0.2)	-	-
	2,486.2	2,339.5	455.5	442.0	595.3	543.1
Less:						
Associate (Asia Pacific and Africa)	(18.7)	(18.4)	-	-	-	-
Franchisees (UK)	(101.2)	(87.9)	-	-	-	-
	2,366.3	2,233.2	455.5	442.0	595.3	543.1
Exceptional item (note 3)	-	-	(11.7)	-	-	-
Interest (note 4)	-	-	(47.0)	(51.7)	-	-
Net debt (note 32)	-	-	-	-	(1,207.9)	(1,260.4)
	2,366.3	2,233.2	396.8	390.3	(612.6)	(717.3)
[1] Includes associates	18.7	18.4	3.6	3.6	11.6	11.3
Business analysis						
Continuing operations:						
Hygiene Services[2]	758.1	697.5	202.6	197.8	325.9	286.9
Pest Control	224.4	211.2	84.8	79.0	27.0	26.5
Hygiene	982.5	908.7	287.4	276.8	352.9	313.4
Security	584.0	542.6	58.1	52.5	28.6	28.6
Facilities Management Services[2]	493.0	473.3	35.2	36.4	30.1	32.4
Tropical Plants	112.6	119.6	17.8	20.9	52.9	55.4
Conferencing	85.8	77.6	26.4	26.8	127.7	112.3
Facilities Management	691.4	670.5	79.4	84.1	210.7	200.1
Parcels Delivery	213.2	189.0	30.9	28.8	3.1	1.0
Total continuing operations	2,471.1	2,310.8	455.8	442.2	595.3	543.1
Discontinued operations	15.1	28.7	(0.3)	(0.2)	-	-
	2,486.2	2,339.5	455.5	442.0	595.3	543.1
Less:						
Associate (Hygiene)	(18.7)	(18.4)	-	-	-	-
Franchisees (Parcels Delivery)	(101.2)	(87.9)	-	-	-	-
	2,366.3	2,233.2	455.5	442.0	595.3	543.1
Exceptional item (note 3)	-	-	(11.7)	-	-	-
Interest (note 4)	-	-	(47.0)	(51.7)	-	-
Net debt (note 32)	-	-	-	-	(1,207.9)	(1,260.4)
	2,366.3	2,233.2	396.8	390.3	(612.6)	(717.3)
[2] Includes associates						
Hygiene	18.7	18.4	3.2	3.3	7.7	6.9
Facilities Management Services	-	-	0.4	0.3	3.9	4.4

1. SEGMENTAL ANALYSIS (CONTINUED)

The analysis of turnover is based on the country in which the order is received and would not be materially different if based on the country in which the customer is located. Turnover from franchisees and from an associate in Asia have been included to reflect the involvement by management in these businesses.

Interest and net debt are managed by the central treasury function and therefore it is not considered appropriate to analyse these by segment.

2. COST OF SALES & ADMINISTRATIVE EXPENSES

Cost of sales and administrative expenses include, in respect of businesses acquired during 2003, £15.8m and £3.2m respectively.

3. LOSS ON DISPOSAL OF BUSINESSES

During the year the group disposed of 5 non-core businesses with net assets of £6.3m (after minority interests) for a consideration of £4.8m, realising a loss on disposal of £0.2m after the write back of £1.7m of negative goodwill and providing £0.4m to cover warranty claims. In addition, a further £11.5m relates to a charge against the recoverability of deferred consideration regarding two businesses disposed of in 2000.

	CONSOLIDATED	
	2003 £m	2002 £m
Loss on net assets of businesses sold	(1.5)	-
Negative goodwill written back from reserves	1.7	-
Provisions (note 31)	(0.4)	-
	(0.2)	-
Charge against recoverability of deferred consideration	(11.5)	-
	(11.7)	-

4. INTEREST

	2003 £m	2002 £m
Interest payable on bank loans and overdrafts	(72.7)	(75.2)
Interest payable on other loans	(26.9)	(24.3)
Interest payable on finance leases	(1.9)	(2.1)
	(101.5)	(101.6)
Interest receivable	54.5	49.9
Interest payable (net)	(47.0)	(51.7)

5. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit before tax is arrived at after charging/(crediting):	2003 £m	2002 £m
Staff costs (note 26)	1,137.8	1,081.3
Depreciation of tangible fixed assets - owned assets	152.1	145.9
- under finance leases	9.5	10.2
Excess depreciation written back on disposal of fixed assets	(4.6)	(3.7)
Hire of machinery and equipment	12.7	13.0
Other operating lease rentals	36.8	32.6
Exchange gains	-	(0.1)
Group audit fees and expenses of which the parent company was £0.4m (2002: £0.3m)	2.5	2.3
Fees paid to PricewaterhouseCoopers LLP for non-audit services - UK	0.1	0.9
- overseas	0.3	0.3

Fees for non-audit services in 2003 represents amounts paid for taxation, procurement, I.T. and accounting advice.

6. TAX ON PROFIT ON ORDINARY ACTIVITIES

	CONSOLIDATED 2003 £m	2002 £m
Analysis of charge in the year		
Current tax		
UK Corporation tax at 30% (2002: 30%)	**55.9**	53.2
Double tax relief	**(2.8)**	(2.8)
	53.1	50.4
Overseas taxation	**69.3**	60.5
Share of associates	**1.7**	1.8
Adjustment in respect of previous periods	**(17.4)**	(11.0)
	106.7	101.7
Deferred taxation		
Originating and reversal of timing differences	**4.8**	11.8
Adjustment in respect of previous periods	**(6.3)**	(8.9)
	(1.5)	2.9
Total tax on profit on ordinary activities	**105.2**	104.6
Factors affecting the current tax charge		
Profit on ordinary activities before tax	**396.8**	390.3
Taxation on ordinary activities at relevant standard rates	**127.4**	126.0
Disallowable expenses	**2.0**	1.6
Non-deductible exceptional items	**3.4**	-
Tax losses brought forward	**(1.0)**	(1.0)
Goodwill amortisation	**(4.0)**	(3.9)
Adjustment in respect of previous periods	**(17.4)**	(11.0)
Capital allowances in excess of depreciation	**(3.0)**	(4.3)
Other timing differences	**(0.7)**	(5.7)
Current tax charge for the year	**106.7**	101.7

As a substantial proportion of profits are generated outside the UK, the standard rate of tax has been determined as the weighted average of the standard rates of tax in each of the different countries where profits are generated. The relevant rates were 32.1% in 2003 and 32.3% in 2002.

Based on current capital investment plans, the group expects to continue to be able to claim capital allowances and goodwill deductions in excess of depreciation in future years.

7. EQUITY DIVIDENDS

	CONSOLIDATED AND PARENT 2003 £m	2002 £m
Interim dividend paid: 1.75p (2002: 1.58p) per 1p share	**31.1**	28.4
Final dividend proposed: 4.35p (2002: 3.95p) per 1p share	**79.0**	73.2
	110.1	101.6

The trustees of the Rentokil Initial Employee Share Trust have waived their right to receive dividends on shares held by the trust for the benefit of participants in employee share schemes. Accordingly, dividends amounting to £0.5m (2002: £0.5m) in respect of the company's shares held by the Trust have been deducted in arriving at the aggregate of dividends paid and proposed.

8. PROFITS OF HOLDING COMPANY

Of the profit attributable to shareholders, a surplus of £233.6m (2002: £420.5m) is dealt with in the accounts of Rentokil Initial plc. Under s.230 of the Companies Act 1985 a profit and loss account for the company alone is not presented.

9. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the earnings attributable to shareholders by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK Employees (note 12) where dividends have been waived.

For adjusted earnings per share, the profit attributable to shareholders is adjusted for the exceptional loss on disposal of businesses (note 3), and is presented to reflect the ongoing performance of the group.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential shares, being those share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

	BASIC EPS	
	2003 £m	2002 £m
Profit attributable to shareholders	**£290.1m**	£284.6m
Weighted average number of shares	**1,832.6m**	1,897.3m
Earnings per share	**15.83p**	15.00p

	ADJUSTED EPS	
	2003 £m	2002 £m
Profit attributable to shareholders	**£290.1m**	£284.6m
Add back loss on disposal of businesses (note 3)	**£11.7m**	-
Adjusted profit attributable to shareholders	**£301.8m**	£284.6m
Weighted average number of shares	**1,832.6m**	1,897.3m
Adjusted earnings per share	**16.47p**	15.00p

	DILUTED EPS	
	2003 £m	2002 £m
Profit attributable to shareholders	**£290.1m**	£284.6m
Weighted average number of shares	**1,832.6m**	1,897.3m
Effect of share options	**2.5m**	7.3m
Adjusted average number of shares	**1,835.1m**	1,904.6m
Diluted earnings per share	**15.81p**	14.94p

10. INTANGIBLE ASSETS

	CONSOLIDATED 2003 £m
Goodwill at 1st January	**177.0**
Exchange adjustments	**1.9**
Businesses acquired (note 30)	**16.8**
Goodwill at 31st December	**195.7**

Under the provisions of the accounting policy set out on page 51, goodwill is carried as an intangible asset on the balance sheet. The directors have reviewed these acquisitions and have determined that, as service businesses which are not subject to high volatility in fashions or markets, demand for these services is likely to continue for the foreseeable future. Hence neither the value of these businesses nor the associated goodwill have a measurable useful economic life and the goodwill is therefore not being amortised. The useful economic lives and values of the businesses and goodwill were re-assessed as at 31st December 2003.

11. TANGIBLE FIXED ASSETS

	LAND AND BUILDINGS	PLANT, EQUIPMENT & TROPICAL PLANTS	VEHICLES AND OFFICE EQUIPMENT	TOTAL
	£m	£m	£m	£m
Consolidated				
Cost				
At 1st January 2003	296.7	610.2	359.8	1,266.7
Exchange adjustments	5.3	34.2	6.3	45.8
Additions at cost	15.9	128.5	46.9	191.3
On acquisition (note 30)	2.6	3.1	0.3	6.0
Disposal of businesses (note 31)	(2.6)	(5.0)	(3.3)	(10.9)
Disposals	(6.5)	(105.2)	(48.1)	(159.8)
At 31st December 2003	311.4	665.8	361.9	1,339.1
Aggregate depreciation				
At 1st January 2003	44.9	372.1	225.4	642.4
Exchange adjustments	2.4	20.6	3.9	26.9
Disposal of businesses (note 31)	(0.7)	(2.8)	(2.0)	(5.5)
Depreciation	4.3	120.6	36.7	161.6
Disposals	(1.0)	(103.4)	(44.7)	(149.1)
At 31st December 2003	49.9	407.1	219.3	676.3
Net book value at 31st December 2003	261.5	258.7	142.6	662.8
Net book value at 31st December 2002	251.8	238.1	134.4	624.3
Finance leased assets included above:				
Cost	22.5	7.7	39.6	69.8
Aggregate depreciation	4.2	5.4	17.9	27.5
Net book value at 31st December 2003	18.3	2.3	21.7	42.3
Parent				
Cost				
At 1st January 2003	2.0	6.1	5.2	13.3
Additions at cost	0.1	0.1	1.7	1.9
Intergroup transfers	-	-	(0.6)	(0.6)
Disposals	-	-	(1.5)	(1.5)
At 31st December 2003	2.1	6.2	4.8	13.1
Aggregate depreciation				
At 1st January 2003	1.0	4.1	3.1	8.2
Depreciation	0.1	0.1	1.2	1.4
Intergroup transfers	-	-	-	-
Disposals	-	-	(1.1)	(1.1)
At 31st December 2003	1.1	4.2	3.2	8.5
Net book value at 31st December 2003	1.0	2.0	1.6	4.6
Net book value at 31st December 2002	1.0	2.0	2.1	5.1
Finance leased assets included above:				
Cost	-	-	1.1	1.1
Aggregate depreciation	-	-	0.5	0.5
Net book value at 31st December 2003	-	-	0.6	0.6

	CONSOLIDATED		PARENT	
	2003 £m	2002 £m	2003 £m	2002 £m
11. TANGIBLE FIXED ASSETS (CONTINUED)				
Analysis of net book value of land and buildings				
Freehold	224.5	238.5	-	-
Leasehold - Over 50 years unexpired	3.8	4.3	-	-
- Under 50 years unexpired	33.2	9.0	1.0	1.0
	261.5	251.8	1.0	1.0

12. INVESTMENTS

Subsidiary undertakings				
At 1st January	-	-	1,624.5	749.6
Additions in the year	-	-	1.6	874.9
At 31st December	-	-	1,626.1	1,624.5

The additions in the year represents additional shares purchased in an existing subsidiary company.

A list of principal subsidiary undertakings is given on pages 74 and 75. A full list of subsidiary and associated undertakings, as at 31st December 2003, will be annexed to the company's next annual return.

Associated undertakings				
At 1st January	11.3	12.0	-	-
Exchange adjustments	(0.3)	(0.5)	-	-
Share of profits retained	1.9	1.8	-	-
Dividends	(1.3)	(2.0)	-	-
At 31st December	11.6	11.3	-	-

The associates principally comprise the group's 49% interest in the common stock of Nippon Calmic Limited, Japan and a 49% interest in Rezayat Sparrow Arabian Crane Hire Co Ltd, Saudi Arabia.

Other investments				
Investment in own shares	12.0	12.4	12.0	12.4
Other	0.1	0.1	-	-
	12.1	12.5	12.0	12.4

Investment in own shares represents 8.0m (nominal value £0.1m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 31st December 2003 was £15.3m. Dividend income from, and voting rights on, the shares held by the Trust have been waived. The dividend charge and the earnings per share have been adjusted accordingly.

Total investments	23.7	23.8	1,638.1	1,636.9

13. STOCKS

Raw materials	9.6	8.8	-	-
Work in progress	3.2	3.5	-	-
Finished products	32.4	33.1	-	-
	45.2	45.4	-	-

	CONSOLIDATED		PARENT	
	2003 £m	2002 (restated) £m	2003 £m	2002 £m
14. DEBTORS Amounts falling due within one year:				
Trade debtors	**369.3**	370.8	**-**	0.6
Amounts owed by subsidiaries	**-**	-	**171.5**	580.1
Other debtors	**33.8**	35.6	**15.0**	40.5
Prepayments and accrued income	**48.7**	44.3	**12.6**	-
Dividends due from subsidiaries	**-**	-	**0.1**	0.4
	451.8	450.7	**199.2**	621.6

2002 other debtors, payments and accrued income have been restated to make them comparable with the classifications being used from 2003. There is no change to the overall total within debtors as a result of this reclassification.

Amounts falling due after more than one year:				
Convertible loan note	**143.0**	134.0	**-**	-
Pension scheme prepayments (note 27)	**14.9**	19.4	**-**	-
Other debtors	**9.7**	23.0	**2.6**	2.6
	167.6	176.4	**2.6**	2.6

The convertible loan note was received in 2000 as part consideration for the disposal of a business (note 20). This note was previously held in other investments and has been reclassified as a debtor due after more than one year, with the prior year comparatives represented accordingly. This reflects the continuing intention to hold this loan note to maturity in 2008 and the likelihood that the equity conversion option will not be exercised. The pension scheme prepayments reflect the difference between contributions paid and pension costs charged to date.

15. CREDITORS DUE WITHIN ONE YEAR				
Trade creditors	**133.6**	132.0	**-**	-
Amounts owed to subsidiaries	**-**	-	**-**	476.8
Corporation tax	**155.4**	149.1	**2.0**	-
Other tax and social security payable	**82.8**	78.9	**3.6**	4.7
Other creditors	**90.5**	96.8	**38.0**	46.9
Accruals and deferred income	**212.6**	207.4	**0.9**	-
Deferred consideration on acquisitions	**1.0**	0.5	**-**	-
Dividends payable	**79.0**	73.2	**79.0**	73.2
	754.9	737.9	**123.5**	601.6

2002 deferred income and corporation tax have been restated following the adoption of Application Note G, which was issued as an amendment to FRS 5 in November 2003. Accruals and other creditors have been restated to make them comparable with the classifications being used from 2003. There was no change to overall total within creditors as a result of this second reclassification.

16. BANK AND OTHER BORROWINGS DUE WITHIN ONE YEAR	CONSOLIDATED		PARENT	
	2003 £m	2002 £m	2003 £m	2002 £m
Unsecured bank loans and overdrafts	**12.8**	0.9	**-**	-
Other unsecured loans	**58.2**	53.3	**58.2**	53.0
Finance lease obligations	**11.9**	10.8	**0.3**	0.3
	82.9	65.0	**58.5**	53.3

Interest on bank loans and overdrafts, and on other loans due within one year, which are denominated in a number of currencies, is payable at normal commercial rates appropriate to the country in which the borrowing is made.

Other unsecured loans include £58.2m (2002: £53.0m) of notes issued under the company's €2.5bn Euro Medium Term Note programme which are more fully described in note 20.

16. BANK AND OTHER BORROWINGS DUE WITHIN ONE YEAR (CONTINUED)

Interest on bank loans and overdrafts, and on other loans due within one year, which are denominated in a number of currencies, is payable at normal commercial rates appropriate to the country in which the borrowing is made.

Other unsecured loans include £58.2m (2002: £53.0m) of notes issued under the company's €2.5bn Euro Medium Term Note programme which are more fully described in note 20.

17. CREDITORS DUE AFTER MORE THAN ONE YEAR

	CONSOLIDATED 2003 £m	CONSOLIDATED 2002 £m	PARENT 2003 £m	PARENT 2002 £m
Deferred consideration on acquisitions	0.2	0.3	-	-
Other creditors	10.2	9.4	-	-
	10.4	9.7	-	-

18. BANK AND OTHER BORROWINGS DUE AFTER MORE THAN ONE YEAR

	CONSOLIDATED 2003 £m	CONSOLIDATED 2002 £m	PARENT 2003 £m	PARENT 2002 £m
Secured bank loans and overdrafts	0.8	0.9	-	-
Unsecured bank loans and overdrafts	712.5	811.3	703.9	735.2
	713.3	812.2	703.9	735.2
Other unsecured loans	663.1	608.6	663.1	606.4
Finance lease obligations	21.4	21.1	0.4	0.4
	1,397.8	1,441.9	1,367.4	1,342.0
Borrowings are repayable by instalments:				
Between one and two years	229.3	296.2	213.7	212.1
Between two and five years	1,165.7	891.4	1,153.7	879.9
Over five years	2.8	254.3	-	250.0
	1,397.8	1,441.9	1,367.4	1,342.0

Other unsecured loans include £663.1m (2002: £606.4m) of notes issued under the company's €2.5bn Euro Medium Term Note programme which are more fully described in note 20.

Interest on borrowings, which are denominated in a number of currencies, is payable at normal commercial rates appropriate to the country in which the borrowing is made. The last repayment on all borrowings falls due in the year 2009.

Bank loans amounting to £0.8m (2002: £0.9m) are secured on certain assets of the group.

Borrowings repayable by instalments over five years include £1.8m (2002: £2.6m) in respect of finance leases.

19. PROVISIONS FOR LIABILITIES AND CHARGES

	VACANT PROPERTIES £m	ENVIRON-MENTAL £m	SELF INSURANCE £m	OTHER £m	DEFERRED TAX £m	TOTAL £m
Consolidated						
At 1st January 2003	41.5	35.5	43.9	7.9	80.9	209.7
Prior year adjustment on adoption of amendment to FRS 5	-	-	-	-	(2.8)	(2.8)
At 1st January 2003 (restated)	41.5	35.5	43.9	7.9	78.1	206.9
Exchange adjustments	-	(1.0)	(2.1)	-	2.9	(0.2)
Additions during the year	-	-	15.3	0.8	-	16.1
Utilised in year	(2.9)	(6.0)	(14.3)	(0.5)	-	(23.7)
Transfer to current taxation	-	-	-	-	(12.1)	(12.1)
Acquired with acquisitions (note 30)	-	-	-	-	(0.2)	(0.2)
Charge\(credit) to profit and loss account	-	(0.2)	1.1	-	(1.5)	(0.6)
At 31st December 2003	38.6	28.3	43.9	8.2	67.2	186.2

19. PROVISIONS FOR LIABILITIES AND CHARGES (CONTINUED)

	VACANT PROPERTIES £m	ENVIRON-MENTAL £m	SELF INSURANCE £m	OTHER £m	DEFERRED TAX £m	TOTAL £m
Parent						
At 1st January 2003	-	-	**0.7**	-	**1.1**	**1.8**
Credit to profit and loss account	-	-	**(0.1)**	-	**(1.1)**	**(1.2)**
At 31st December 2003	-	-	**0.6**	-	-	**0.6**

Vacant properties

The group has a number of vacant and partly sub-let leasehold properties, with the majority of the head leases expiring before 2020. Provision has been made for the residual lease commitments together with other outgoings, after taking into account existing sub-tenant arrangements and assumptions relating to later periods of vacancy.

Environmental

The group owns a number of properties in the UK, Europe and the USA where there is land contamination and provisions are held for the remediation of such contamination.

Self insurance

The company purchases external insurance from a portfolio of international insurers for its key insurable risks in order to limit the maximum potential loss that the company could suffer in any one year. Individual claims are met in full by the company up to agreed self-insured limits in order to limit volatility in claims.

The calculated cost of self-insurance claims, based on an actuarial assessment of claims incurred at the balance sheet date, is accumulated as claims provisions. The annual review of these provisions by external actuaries resulted in an increase in the reserves and in the insurance charge to the profit and loss account in the year of £1.1m (2002: £1.0m - credit).

Other provisions

Other provisions principally comprise amounts required to cover obligations arising, warranties given and costs relating to disposed businesses.

	CONSOLIDATED		PARENT	
	2003 £m	2002 (restated) £m	2003 £m	2002 £m
Deferred tax				
Provision for deferred tax comprises:				
Accelerated capital allowances	**54.2**	52.7	-	0.3
Other	**13.0**	25.4	-	0.8
	67.2	78.1	-	1.1

Unprovided deferred tax assets in respect of unutilised tax losses amount to £9.1m (2002: £11.5m). Deferred tax assets have not been recognised due to the uncertainty regarding their utilisation.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The group's objectives, policies and strategy for holding financial instruments are discussed in the financing strategy and structure section of the Finance Director's Review on page 17.

Short term debtors and creditors

In accordance with FRS 13 short term debtors and creditors have been excluded from all the following disclosures, other than the currency disclosures.

Interest rate risk profile of financial liabilities

After taking account of the various interest and currency swaps entered into by the group the interest rate risk profile of the group's financial liabilities was:

	FLOATING RATE	FIXED RATE	NON INTEREST BEARING	TOTAL	FLOATING RATE	FIXED RATE	NON INTEREST BEARING	TOTAL
				2003				2002
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	**1,071.5**	**1.6**	**38.2**	**1,111.3**	1,118.0	1.6	41.1	1,160.7
Other European currencies	**367.9**	**0.9**	**0.2**	**369.0**	342.4	1.4	0.3	344.1
US and Canadian dollars	**31.7**	**0.2**	**-**	**31.9**	35.5	-	-	35.5
Other currencies	**6.9**	**-**	**-**	**6.9**	8.5	-	0.1	8.6
	1,478.0	**2.7**	**38.4**	**1,519.1**	1,504.4	3.0	41.5	1,548.9

The currency and interest rate swaps undertaken by the company have the effect of reclassifying the underlying borrowings' currency and/or its interest rate basis as follows:

	CURRENCY SWAP		INTEREST RATE SWAP FIXED RATE TO FLOATING RATE	
	2003 £m	2002 £m	2003 £m	2002 £m
Sterling	**120.2**	44.5	**250.0**	250.0
Other European currencies	**(109.7)**	(31.5)	**351.1**	324.9
Other currencies	**(10.5)**	(13.0)	**-**	-
	-	-	**601.1**	574.9

Financial liabilities on which no interest is paid comprise leases on vacant properties and deferred consideration. All creditors falling due within one year (other than bank and other borrowings) and provisions (other than contracted future vacant properties costs) are excluded from the above table either because they are short term items or they are not financial liabilities (as defined in FRS 13).

Weighted average interest rate and period of financial liabilities

	FIXED RATE FINANCIAL LIABILITIES WEIGHTED AVERAGE INTEREST RATE		FIXED RATE FINANCIAL LIABILITIES WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED*		NON INTEREST BEARING FINANCIAL LIABILITIES WEIGHTED AVERAGE PERIOD UNTIL MATURITY	
		%	NUMBER OF YEARS		NUMBER OF YEARS	
	2003	2002	2003	2002	2003	2002
Sterling	**4.9**	4.9	**-**	-	**5.3**	5.7
Other European currencies	**6.8**	6.8	**0.4**	2.7	**1.7**	0.8
US and Canadian dollars	**7.0**	-	**3.3**	-	**-**	-
	-	-	**1.0**	2.7	**5.2**	5.7

*Perpetual debentures issued in the name of BET Ltd, with a value of £1.6m (2002: £1.6m), have been excluded from the above average period analysis due to their perpetual nature.

Floating rate financial liabilities bear interest at rates, based on the relevant national borrowing rate benchmark equivalents (e.g. - £ LIBOR), which are fixed in advance usually for periods of between one and twelve months.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate risk profile of financial assets

	FLOATING RATE	FIXED RATE	NON INTEREST BEARING	TOTAL	FLOATING RATE	FIXED RATE	NON INTEREST BEARING	TOTAL
				2003				2002 (restated)
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	**186.2**	**158.0**	**1.9**	**346.1**	170.7	158.2	9.3	338.2
Other European currencies	**46.6**	**-**	**0.4**	**47.0**	31.3	-	-	31.3
US and Canadian dollars	**13.9**	**0.5**	**-**	**14.4**	18.3	0.5	-	18.8
Other currencies	**12.1**	**-**	**0.4**	**12.5**	12.4	-	-	12.4
	258.8	**158.5**	**2.7**	**420.0**	232.7	158.7	9.3	400.7

Floating rate cash earns interest at commercial rates in line with local market practice. Central treasury companies invest all significant cash surpluses in major currencies (£, US$ and Euro) at money market rates.

Fixed rate cash deposits include £13.5m (2002: £15.6m) invested in UK and US Government bonds which are held by the group's insurance operations in accordance with local insurance regulations and are used to meet insurance liabilities as they fall due. The weighted average interest rate earned is 6.0% (2002: 6.3%) and the weighted average rate is fixed for 1.0 years (2002: 1.8 years).

Short term deposits are placed with banks usually for maturities of up to six months and earn interest at market rates related to the currency and the sums invested.

Fair values of financial assets and financial liabilities

	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
	2003	2003	2002 (restated)	2002 (restated)
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the group's operations:				
Short term borrowings:				
Medium term notes issued	**(58.2)**	**(61.5)**	(53.0)	(53.0)
Other borrowings	**(24.7)**	**(24.7)**	(12.0)	(12.0)
	(82.9)	**(86.2)**	(65.0)	(65.0)
Long term borrowings:				
Medium term notes issued	**(663.1)**	**(679.7)**	(606.4)	(624.6)
Other borrowings	**(734.7)**	**(734.7)**	(835.5)	(835.5)
	(1,397.8)	**(1,414.4)**	(1,441.9)	(1,460.1)
Other financial liabilities	**(38.4)**	**(38.4)**	(42.0)	(42.0)
Other debtors - convertible note	**143.0**	**114.6**	135.8	135.8
Fixed rate deposits - government gilts	**13.5**	**13.5**	15.6	15.8
Cash and short term deposits	**259.1**	**259.1**	230.9	230.9
Debtors - deferred consideration/disposal notes	**4.4**	**4.4**	18.4	18.4

Derivative financial instruments held or issued to hedge the interest rate on existing borrowings and currency exposure on expected future sales and purchases:

Net interest rate and currency swaps	**-**	**30.6**	-	26.3
Forward foreign currency contracts	**-**	**-**	-	0.3

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

The table opposite provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and financial liabilities at 31st December 2003 and 2002. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties (other than a forced or liquidation sale) and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at relevant interest and exchange rates.

The company has issued the following medium term notes under its €2.5bn Euro Medium Term Note programme:

CURRENCY/AMOUNT	INTEREST COUPON	MATURITY DATE
€50m	Floating rate - 3 month EURIBOR +0.4375%	7.10.04
€13m	Floating rate - 3 month EURIBOR +0.31%	1.11.04
€25m	Floating rate - 3 month EURIBOR +0.20%	1.12.04
¥2,000m	Fixed rate - 0.40% pa	24.03.05
€75m	Floating rate - 3 month EURIBOR +0.35%	17.11.05
€500m	Fixed rate - 5.75% pa	21.05.07
£250m	Fixed rate - 6.125% pa	19.11.08

The aggregate book and fair values for these notes are reflected in the opposite table.

The fair value of other short term borrowings and long term borrowings (under which short term drawings are made under committed credit facilities which mature in October 2006) approximate to their book values given their short term maturity.

Other debtors include a balance of £143.0m (2002 restated: £135.8m) in respect of a convertible loan note issued by Ashtead Group plc ("Ashtead") in partial consideration for their purchase of our former US plant services business. The note has a final maturity date of 31st March 2008 and interest accrues at 5.25% per annum. At 31st December 2003 £9.0m (2002 restated: £1.8m) of this balance is represented by accrued interest.

In March 2003 the board of Ashtead announced that it had defaulted under its banking arrangements as a direct result of uncertainties in the current and prior year reported results of its US Sunbelt Rental business. These uncertainties have since been resolved. Ashtead has also taken a number of steps to improve its financial reporting controls and has also re-negotiated its medium-term financing agreements to resolve the existing defaults thereunder. As part of these steps, on 30th May 2003, the convertible note holder, BET Ltd, agreed to certain amendments to the original terms of the convertible note. These amendments included the deferral of the interest payments due for the period 1st April 2003 to 31st January 2005 until the earlier of 31st January 2005 or the date of a full refinancing of Ashtead's senior debt. Interest continues to accrue at the original note rate of 5.25%p.a., compounding on the respective original interest repayment due dates. A refinancing fee of £1.5m will also be payable by Ashtead on the earlier of 31st January 2005 or the date of a full refinancing of Ashtead's senior debt.

On 22nd January 2004 Ashtead announced its interim results for the six months to 31st October 2003 and updated the market on its trading prospects. These indicated both a gradually improving trading position and continuing emphasis on cash flow generation from operations and selective non-core asset disposals. Ashtead also stated that it continued to examine options for refinancing their bank facilities and remain confident that they will do so well before January 2005 particularly given the favourable indicators seen regarding the economic recovery in the USA. Ashtead also said that whilst no guarantee could be given that they would be able to refinance, they would, as time progresses, review other options in parallel to facilitate repayment of their facilities. Since their recent trading announcement the Ashtead share price has risen from 18.0p to 30.0p as at the date of this report. On 24th March 2004, Ashtead announced the appointment of Deloitte & Touche LLP as their auditors upon the resignation of the previous auditors PricewaterhouseCoopers LLP.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

In accordance with FRS 13 disclosure requirements a fair value of £114.6m (2002 restated: £135.8m) has been ascribed to the convertible note. This has been calculated after discounting the cash flows of the note in accordance with the conditions prevailing at 31st December 2003 at the then market interest rates and after due adjustment for credit risk. No fair value sum has been ascribed to the equity conversion option given that the option conversion strike price of £1.50 is at significant variance to Ashtead's share price at 31st December 2003 of 15.5p.

The company will continue to monitor any further announcements by Ashtead and take any steps as may be required in the future to protect the note holder's legal rights.

Debtors include £1.9m (2002: £9.4m) of interest bearing and £2.5m (2002: £9.0m) of non interest bearing notes and deferred consideration received in respect of non-core business disposals. The notes/deferred consideration have final maturities between 2004 and 2008, although earlier repayments may be precipitated under the terms of the respective disposal notes/sale agreements.

The group does utilise foreign currency short term and long term borrowings to hedge overseas acquisitions and investments. Any differences between the book values and the fair values for these borrowings are shown on page 63.

Currency exposures

As explained in the Finance Director's Review on page 17 the group's currency borrowings (including those held in its main operating businesses) are used to hedge the exchange effects arising from the retranslation of its net overseas investments. Gains and losses arising on net overseas investments and the currency borrowings used to hedge the currency exposures are recognised in the Statement of Total Recognised Gains and Losses in accordance with SSAP 20.

The group's businesses provide goods and services in their local economies, sourced predominately from the local economies. As a consequence the group's businesses do not have any material transactional currency exposures nor any material foreign currency assets or liabilities by reference to their reporting currencies. Such foreign exchange differences which do arise on retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the group (2003: £nil, 2002: £0.1m).

Hedges

Other than the gains and losses on net interest rate and currency swaps noted in the fair value table on page 63, there are no material unrecognised or deferred gains or losses at either year end in respect of financial instruments used as hedges.

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities, other than short term trade creditors and accruals, at 31st December was as follows:

	LOANS	FINANCE LEASES	OTHER FINANCIAL LIABILITIES	TOTAL	LOANS	FINANCE LEASES	OTHER FINANCIAL LIABILITIES	TOTAL
				2003				2002
	£m	£m	£m	£m	£m	£m	£m	£m
Within one year, or on demand	**71.0**	**11.9**	**5.7**	**88.6**	54.2	10.8	5.4	70.4
Between one and two years	**219.6**	**9.7**	**8.5**	**237.8**	287.7	8.5	8.5	304.7
Between two and five years	**1,155.8**	**9.9**	**9.8**	**1,175.5**	881.4	10.0	11.0	902.4
Over five years	**1.0**	**1.8**	**14.4**	**17.2**	251.7	2.6	17.1	271.4
	1,447.4	**33.3**	**38.4**	**1,519.1**	1,475.0	31.9	42.0	1,548.9

Other financial liabilities include £38.2m (2002: £41.0m) in respect of vacant property provisions related to underlying onerous lease contracts.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

Borrowing facilities

The group had the following undrawn committed borrowing facilities available at 31st December in respect of which all continuing conditions precedent had been met at that date.

	CONSOLIDATED	
	2003 £m	2002 £m
Expiring between one and two years	**411.1**	326.3
Expiring between two and five years	**0.7**	8.1
	411.8	334.4

21. SHARE CAPITAL

	CONSOLIDATED		PARENT	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Ordinary shares of 1p each				
Authorised - 4,100,000,000 shares	**41.0**	41.0	**41.0**	41.0
Issued and fully paid				
At 1st January - 1,860,943,836 shares	**18.6**	19.5	**18.6**	19.5
Own shares purchased and cancelled - 38,686,220 shares	**(0.4)**	(0.9)	**(0.4)**	(0.9)
Share options exercised - 2,112,787 shares	**-**	-	**-**	-
At 31st December - 1,824,370,403 shares	**18.2**	18.6	**18.2**	18.6

The company purchased 38.7 million (2002: 92.4 million) of its own shares in the market under the authorities conferred by shareholders. The total consideration paid, including £0.4m (2002: £1.4m) of expenses, was £73.1m (2002: £237.5m) which has been charged against the company's distributable reserves. These shares were cancelled after purchase and an amount equal to the nominal value of the share capital has been transferred to a capital redemption reserve (note 23).

At 31st December 2003 the following options had been granted and remain outstanding in respect of the company's ordinary shares of 1p each under the company's share option schemes:

	GRANTED	EXERCISE PRICE (PENCE)	EXERCISE PERIOD	NUMBER OF SHARES
Savings-related scheme (UK)	1998	356.000	2001-2004	534,656
	2001	204.000	2004-2007	1,819,339
				2,353,995
Executive schemes	1994	116.000-122.165	1997-2004	216,292
	1995	121.984-156.867	1998-2005	1,990,278
	1996	201.135	1999-2006	1,856,674
	1997	204.634	2000-2007	3,945,086
	1998	371.670	2001-2008	3,381,760
	1999	270.000	2002-2009	4,760,100
	2000	156.500	2003-2010	8,067,928
	2001	205.250	2004-2011	7,113,811
	2002	266.750	2005-2012	5,133,807
	2003	204.500	2006-2013	4,688,316
Total				43,508,047

Total consideration of £2.9m (2002: £5.2m) was received by the company during 2003 on the exercise of options.

		CONSOLIDATED		PARENT	
		2003 £m	2002 £m	2003 £m	2002 £m
22. SHARE PREMIUM ACCOUNT	At 1st January	**46.3**	41.1	**46.3**	41.1
	Premium on shares issued during the year under the share option schemes	**2.9**	5.2	**2.9**	5.2
	At 31st December	**49.2**	46.3	**49.2**	46.3
23. CAPITAL REDEMPTION RESERVE	At 1st January	**19.2**	18.3	**19.2**	18.3
	Own shares purchased and cancelled (note 21)	**0.4**	0.9	**0.4**	0.9
	At 31st December	**19.6**	19.2	**19.6**	19.2
24. OTHER RESERVES	At 1st January	**8.2**	5.4	**-**	-
	Exchange adjustments	**0.5**	0.4	**-**	-
	Transfer from profit and loss account (note 25)	**0.2**	2.4	**-**	-
	At 31st December	**8.9**	8.2	**-**	-

Other reserves represent amounts set aside in compliance with local laws in certain countries where the group operates.

25. PROFIT AND LOSS ACCOUNT	At 1st January	**(815.9)**	(731.0)	**366.4**	285.7
	Exchange adjustments	**(4.1)**	(12.3)	**(8.2)**	(0.7)
	Profit for the year retained	**180.0**	183.0	**123.5**	318.9
	Own shares purchased/cancelled (note 21)	**(73.1)**	(237.5)	**(73.1)**	(237.5)
	Transfer to other reserves (note 24)	**(0.2)**	(2.4)	**-**	-
	Negative goodwill written back on disposals (note 3)	**(1.7)**	-	**-**	-
		(715.0)	(800.2)	**408.6**	366.4
	Prior year adjustment on adoption of amendment to FRS 5	**-**	(15.7)	**-**	-
	At 31st December	**(715.0)**	(815.9)	**408.6**	366.4

Included in exchange adjustments are losses amounting to £24.0m (2002: £12.0m) arising from borrowings denominated in foreign currencies designated as hedges of net overseas investments.

The balance of goodwill previously written off against consolidated reserves is £2,420.8m (2002: £2,419.1m).

		CONSOLIDATED	
		2003 £m	2002 £m
26. EMPLOYEES	**Staff costs of the group during the year**		
	Wages and salaries	**981.0**	944.8
	Social security costs	**141.6**	124.1
	Other pension costs (note 27)	**15.2**	12.4
		1,137.8	1,081.3

	2003 Number	2002 Number
Average monthly numbers of people employed by the group during the year		
Service	**84,752**	83,184
Selling	**3,322**	3,201
Administration	**5,990**	6,062
	94,064	92,447

26. EMPLOYEES (CONTINUED)

Emoluments of directors of Rentokil Initial plc, included in the staff costs above, are summarised below. Further details are given in the Remuneration Report on page 37.

	CONSOLIDATED	
	2003 £000	2002 £000
Fees	473	174
Remuneration as managers and costs of pension and life assurance schemes	1,876	3,243
	2,349	3,417

27. PENSION COMMITMENTS

The group operates a number of pension schemes around the world covering many of its employees. The major schemes are of the defined benefit type with assets held in separate trustee administered funds.

The principal scheme in the United Kingdom is the Rentokil Initial Pension Scheme which has a number of defined benefit sections which are now closed to new entrants and a defined contribution section.

Actuarial valuations of the UK scheme are carried out every three years. The most recent actuarial valuation was at 1st April 2002. It was carried out using the projected unit method and the principal assumptions made by the independent professional actuary were that pensions would increase by either 2.7% per annum or 3.6% per annum, pensionable salaries would increase by 3.8% per annum and pensions would be discounted back to the valuation date using discount rates of 6.7% per annum for the period after retirement and 7.2% per annum for the period before retirement.

The market value of the scheme's assets totalled £613.9m as at 1st April 2002. However, for the purposes of the valuation, the assets were adjusted by £55.6m to reflect the underperformance of the scheme's actual investments relative to a portfolio of bonds over the preceding three years. The combined value of the assets and the above smoothing adjustment represented 115% of the value of the benefits accrued to members after allowing for expected future increases in pensionable salaries and pensions.

In light of the results of the 2002 actuarial valuation, the company is resuming contributions to the defined benefit sections of the scheme of approximately £8.0m in March 2004. Thereafter it is anticipated that further annual payments will be necessary (currently estimated to be £12.0m in March 2005).

The world-wide pension cost for the group was £15.2m (2002: £12.4m) of which £4.5m (2002: £3.1m) related to the group's total UK pension cost which was calculated using the same assumptions as above. The above UK pension cost makes allowance for a credit of £5.0m in respect of experience surpluses that are being recognised over 11 years, the average future service lives of employees in the scheme. There is a prepayment of £14.9m (see note 14) in the group's balance sheet (2002: £19.4m) in respect of the UK scheme resulting from the difference between contributions paid and pension costs charged to date.

The additional disclosures required under FRS 17 are shown below. These relate only to the main UK scheme but they would not be materially different if they included the defined benefit schemes which operate in other countries.

The numbers shown in this disclosure have been based on the most recent actuarial valuation of the UK scheme as at 1st April 2002 updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31st December 2003. Scheme assets are stated at their market values at 31st December 2003.

Actuarial assumptions

	2003 %pa	2002 %pa	2001 %pa
Discount rate	5.6%	5.75%	5.9%
Rate of increase in salaries (excluding promotion)	3.0%	3.3%	4.0%
Rate of price inflation	2.5%	2.3%	2.5%
Rate of increase to pensions in payment	3.5%	3.5%	3.5%

27. PENSION COMMITMENTS (CONTINUED)

Assets in the scheme and their expected rates of return

	LONG TERM RATE OF RETURN EXPECTED AS AT 31ST DECEMBER 2003 %pa	VALUE AS AT 31ST DECEMBER 2003 £m	LONG TERM RATE OF RETURN EXPECTED AS AT 31ST DECEMBER 2002 %pa	VALUE AS AT 31ST DECEMBER 2002 £m	LONG TERM RATE OF RETURN EXPECTED AS AT 31ST DECEMBER 2001 %pa	VALUE AS AT 31ST DECEMBER 2001 £m
Equities	**8.3**	**421.0**	8.0	386.4	7.9	483.4
Government Bonds	**4.8**	**115.9**	4.5	96.6	4.9	124.8
Total Market Value		**536.9**		483.0		608.2

Value of scheme assets and liabilities

	2003 £m	2002 £m	2001 £m
Market value of scheme assets	**536.9**	483.0	608.2
Present value of scheme liabilities	**(724.2)**	(639.0)	(589.0)
(Deficit)/surplus in the scheme	**(187.3)**	(156.0)	19.2
Related deferred tax asset/(liability)	**56.2**	46.8	(5.7)
Net pension (liability)/ asset	**(131.1)**	(109.2)	13.5

If the amounts in the previous table had been recognised in the financial statements the group's net assets and profit and loss account reserve at 31st December would be as follows:

	2003 £m	2002 (restated) £m	2001 £m
Net liabilities			
Net liabilities	**(612.6)**	(717.3)	(641.1)
Adjust for SSAP 24 prepayment (net of deferred tax)	**(10.4)**	(13.6)	(15.8)
Net liabilities excluding SSAP 24 pension asset	**(623.0)**	(730.9)	(656.9)
FRS 17 pension (liability)/asset (net of deferred tax)	**(131.1)**	(109.2)	13.5
Net liabilities including FRS 17 pension (liability)/asset	**(754.1)**	(840.1)	(643.4)
Reserves			
Profit and loss account reserve	**(715.0)**	(815.9)	(731.0)
Adjust for SSAP 24 prepayment (net of deferred tax)	**(10.4)**	(13.6)	(15.8)
Profit and loss account reserve excluding SSAP 24 pension asset	**(725.4)**	(829.5)	(746.8)
FRS 17 pension (liability)/asset (net of deferred tax)	**(131.1)**	(109.2)	13.5
Profit and loss account reserve including FRS 17 pension (liability)/asset	**(856.5)**	(938.7)	(733.3)

The amount charged to operating profit and finance costs had FRS 17 been operative is as follows:

	2003 £m	2002 £m
Operating costs		
Current service cost	**(13.8)**	(12.7)
Other finance items		
Interest on scheme liabilities	**(35.9)**	(34.3)
Expected return on scheme assets	**34.3**	43.4
	(1.6)	9.1
Net pension cost under FRS 17	**(15.4)**	(3.6)

27. PENSION COMMITMENTS (CONTINUED)

The amount recognised in the Statement of Total Recognised Gains and Losses had FRS 17 been operative is as follows:

	2003 £m	% OF SCHEME ASSETS/ LIABILITIES AS APPLICABLE	2002 £m	% OF SCHEME ASSETS/ LIABILITIES AS APPLICABLE
Actual return less expected return on scheme assets	**46.5**	8.7	(144.2)	(29.9)
Experience gains and losses arising on scheme liabilities	**(1.3)**	(0.2)	(25.5)	(3.9)
Changes in assumptions underlying the present value of the scheme liabilities	**(61.1)**	(8.4)	(1.9)	(0.3)
Actuarial loss recognised in the STRGL	**(15.9)**		(171.6)	

Movement in (deficit)/surplus during the year

	2003 £m	2002 £m
(Deficit)/surplus in scheme at 1st January	**(156.0)**	19.2
Current service cost	**(13.8)**	(12.7)
Contributions	**-**	-
Past service cost	**-**	-
Other finance (cost)/income	**(1.6)**	9.1
Actuarial loss	**(15.9)**	(171.6)
Deficit at 31st December	**(187.3)**	(156.0)

28. OPERATING LEASE COMMITMENTS

The group has lease agreements in respect of properties, vehicles, plant and equipment, the payments for which extend over a number of years. The minimum annual rentals are:

	LAND AND BUILDINGS 2003 £m	OTHER OPERATING LEASES 2003 £m	TOTAL 2003 £m	TOTAL 2002 £m
Operating leases which expire:				
Within one year	**2.6**	**2.4**	**5.0**	4.0
Between two and five years	**11.8**	**12.0**	**23.8**	20.3
After five years	**15.5**	**1.5**	**17.0**	13.8
	29.9	**15.9**	**45.8**	38.1

29. CONSOLIDATED CASH FLOW FROM OPERATING ACTIVITIES

	CONSOLIDATED 2003 £m	CONSOLIDATED 2002 £m
Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	**451.9**	438.4
Depreciation charge (net of recovery on disposals)	**157.0**	152.4
Increase in stocks	**(0.2)**	(0.5)
Decrease/(increase) in debtors	**13.8**	(5.4)
Decrease in creditors and provisions	**(12.2)**	(9.0)
Net cash inflow from operating activities	**610.3**	575.9

30. ACQUISITIONS The group purchased 9 companies and businesses, as set out on page 76, for a total consideration of £22.2m, which together with adjustments for deferred consideration, resulted in a cash outflow of £21.2m as shown below. Also shown below are the adjustments made to the asset values acquired in order to bring these into line with the group's own accounting policies. These adjustments are provisional and will be finalised next year. There were no adjustments required in respect of acquisitions made last year.

	BOOK VALUE 2003 £m	CONSISTENCY OF ACCOUNTING POLICY 2003 £m	NET ASSETS 2003 £m
Tangible fixed assets	5.9	0.1	6.0
Stocks	0.9	-	0.9
Cash	0.6	-	0.6
Debtors	6.0	-	6.0
Tax	(0.1)	(0.4)	(0.3)
Creditors	(5.1)	-	(5.1)
Provisions	(0.2)	-	(0.2)
Debt	(2.5)	-	(2.5)
Net assets acquired	5.7	(0.3)	5.4
Goodwill			16.8
Consideration			22.2
Consideration deferred to future periods			(0.9)
Consideration deferred from prior periods			0.5
Cash acquired			(0.6)
Cash outflow			21.2

From the dates of acquisition to 31st December 2003 these acquisitions contributed £20.9m to turnover, £1.9m to profit before interest and £1.3m to profit after interest.

31. DISPOSALS The group disposed of 5 businesses during the year for gross proceeds of £5.4m, £4.8m after costs paid of £0.6m but before provisions of £0.4m.

	CONSOLIDATED 2003 £m
Tangible fixed assets	5.4
Stocks	1.1
Cash	0.2
Debtors	3.2
Tax	(0.1)
Creditors	(1.9)
Debt	(1.0)
Net assets disposed	6.9
Minority interest	(0.6)
Negative goodwill written back from reserves (note 25)	(1.7)
Loss on disposal	(0.2)
Provisions	0.4
Consideration	4.8
Consideration deferred to future periods	(2.5)
Consideration deferred from prior periods	4.3
Cash disposed	(0.2)
Cash inflow	6.4

32. RECONCILIATION OF MOVEMENT IN NET DEBT

	CASH AND DEPOSITS £m	BORROWINGS UNDER 1 YEAR £m	BORROWINGS OVER 1 YEAR £m	NET DEBT £m
At 1st January 2003	246.5	(65.0)	(1,441.9)	(1,260.4)
Change in net cash in the year	38.5	42.1	-	80.6
Acquisitions (note 30)	-	(2.5)	-	(2.5)
Disposals (note 31)	-	1.0	-	1.0
Movements in deposits and loans	(13.0)	(57.6)	67.4	(3.2)
Finance lease movements	-	(0.8)	0.5	(0.3)
Exchange adjustments	0.8	(0.1)	(23.8)	(23.1)
At 31st December 2003	272.8	(82.9)	(1,397.8)	(1,207.9)

33. CONTINGENT LIABILITIES

The group has contingent liabilities of £3.0m (2002: £6.0m) relating to guarantees in respect of third parties and the company has guaranteed bank and other borrowings of subsidiaries amounting to £0.8m (2002: £1.5m). The group has commitments, amounting to approximately £6.7m (2002: £15.9m), under forward foreign exchange contracts entered into in the ordinary course of business.

The company and certain subsidiary companies have, in the normal course of business, given performance guarantees in respect of the group's own contracts and, in connection with the disposal of businesses, have assumed certain contingent obligations. In addition, there are contingent liabilities in respect of litigation. None of these matters is expected to give rise to any material loss.

34. COMMITMENTS FOR CAPITAL EXPENDITURE

	CONSOLIDATED		PARENT	
	2003 £m	2002 £m	2003 £m	2002 £m
Expenditure authorised by the directors:				
Contracts placed	10.9	13.3	-	-
Contracts not yet placed	15.6	26.9	-	-
	26.5	40.2	-	-

35. RELATED PARTIES

The company has taken advantage of the exemption not to disclose transactions with 90% to 100% owned subsidiaries. There are no related party transactions in respect of associated undertakings or material related party transactions in respect of a 75% owned subsidiary undertaking.

36. POST BALANCE SHEET EVENTS

The company has purchased a further 7.4m of its own shares for £13.8m during the period from the end of the year to 24th March 2004 (the date these financial statements were approved by the board).

The company has made a further four acquisitions during the period from the end of the year to 24th March 2004 (the date these financial statements were approved by the board).

Principal Operating Subsidiary and Associated Undertakings

At 31st December 2003

SUBSIDIARY UNDERTAKINGS

United Kingdom
Dudley Industries Ltd *
Initial A to Z Couriers Ltd *
Initial Aviation Security Ltd *
Initial Building Services Ltd *
Initial Catering Services Ltd (75%) *
Initial City Link Ltd *
Initial Electronic Security Systems Ltd *
Initial Hospital Services Ltd *
Initial Security Ltd *
Initial Style Conferences Ltd *
Rentokil Initial Management Services Ltd *
Rentokil Initial Services Ltd *
Rentokil Initial UK Ltd *
Rentokil Initial UK Cleaning Ltd *
Rentokil Insurance Ltd
Rentokil *IT* Hygiene Ltd *
Rentokil Office Solutions Ltd *
Retail Cleaning Services Ltd (51%) *

Australia
Rentokil Initial Pty Ltd *

Austria
Rentokil Initial GmbH *

Bahamas
Rentokil Initial (Bahamas) Ltd

Barbados
Rentokil Initial (Barbados) Ltd

Belgium
Initial Security NV *
Initial Textiles NV *
Rentokil Initial NV *
Rentokil Tropical Plants NV *

Canada
Rentokil Initial Canada Ltd *

Czech Republic
Initial Ecotex sro *

Denmark
Rentokil Initial A/S *

Eire
Rentokil Initial Ltd *

Fiji
Rentokil Initial Ltd

Finland
Oy Rentokil Initial AB *

France
Initial BTB SA (97%) *
Initial Delta Sécurité SA *
Rentokil Initial SA *

French West Indies
Rentokil Initial Martinique SARL

Germany
Initial Textil Service GmbH & Co KG *
Rentokil Initial GmbH *

Greece
Rentokil Initial Hellas EPE *

Guernsey, C.I.
Felcourt Insurance Co Ltd

Guyana
Rentokil Initial Guyana Ltd

Hong Kong
Rentokil Initial Hong Kong Ltd *

Indonesia
PT Calmic Indonesia
PT Rentokil Indonesia

Italy
Rentokil Initial Italia SpA

SUBSIDIARY UNDERTAKINGS (CONTINUED)

Jamaica
Rentokil Initial Jamaica Ltd

Kenya
Rentokil Initial Kenya Ltd

Luxembourg
Rentokil Luxembourg Sarl

Malaysia
Rentokil Initial (M) Sdn Bhd

Netherlands
Initial Dienstverlening Nederland BV *
Initial Hokatex BV *
Initial Varel Security BV *
Rentokil Initial BV *

New Zealand
Rentokil Initial Ltd *

Norway
Rentokil Initial Norge AS *

Philippines
Rentokil Initial (Philippines) Inc

Portugal
Rentokil Initial Portugal-Servicos de Proteccao Ambiental Lda *

Singapore
Rentokil Initial Singapore Pte Ltd *

South Africa
Rentokil Initial (Pty) Ltd *

South Korea
Yu Yu Calmic Co Ltd (50%) *

Spain
Initial Gaviota SA *
Limpiezas Initial SA *
Rentokil Initial Espana SA *

Sweden
Rentokil Initial AB *

Switzerland
Rentokil Initial AG *

Taiwan
Rentokil Initial Singapore Pte Ltd (Taiwan Branch) *

Tanzania
Rentokil Initial Tanzania Ltd

Thailand
Rentokil Initial (Thailand) Ltd *

Trinidad
Rentokil Initial (Trinidad) Ltd *

USA
Initial Contract Services Inc *
Initial Healthcare Services LLC *
Initial Tropical Plants Inc *
Premier Resorts International Inc *
Rentokil Inc - Pest Control Services *
Stanley Smith Security Inc *

Zimbabwe
Unifreight Ltd *

ASSOCIATED UNDERTAKINGS

Japan
Nippon Calmic Ltd (49%) *

Saudi Arabia
Rezayat Sparrow Arabian Crane Hire Co Ltd (49%) *
Rezayat Deborah Saudi Arabia Co Ltd (49%) *

The activities of the major subsidiaries are referred to in the Chief Executive's Review on pages 6 to 13.

NOTES

1. Rentokil Initial plc owns directly or indirectly 100% of the shares in all subsidiaries except where a lower percentage is shown.

2. Undertakings, part or all of whose share capital is owned by another subsidiary, are marked *.

3. Undertakings operate and are incorporated in the country underneath which each is shown.

4. The group's 50% interest in Yu Yu Calmic Co Ltd is consolidated as a subsidiary to reflect the group's dominant influence exercised over this company because of its shareholding and its involvement in the management and because the business is conducted under licence from the group.

* See note 2 above

Acquisitions

NAME OF BUSINESS ACQUIRED	COUNTRY	BUSINESS	EFFECTIVE DATE
Radit	Italy	Hygiene	28.02.03
Favrat	France	Hygiene	25.04.03
Inner-Tec	Canada	Security	30.04.03
NTC	USA	Security	13.05.03
Lorblanc	France	Hygiene	01.06.03
Amerisec	USA	Security	04.09.03
Automatismes Industriels	France	Security	30.09.03
Ecospec	New Zealand	Hygiene	30.09.03
BSC	Belgium	Security	30.11.03

Disposals

NAME OF BUSINESS SOLD	COUNTRY	BUSINESS	EFFECTIVE DATE
Cash Transportation	Belgium	Security	22.02.03
Air Filtration Service	Netherlands	Facilities Management	01.10.03
Rentokil Initial Zambia	Zambia	Hygiene	10.10.03
Rentokil Roofing	United Kingdom	Facilities Management	01.12.03
Timber Preserving	Malaysia	Facilities Management	31.12.03

Ten Year Summary

	1994 £m	1995 £m	1996 £m	1997 £m	1998 £m	1999 £m	2000 £m	2001 £m	2002 (restated) £m	**2003 £m**
Turnover	734.6	874.5	2,339.7	2,874.9	2,899.3	3,039.2	2,632.1	2,242.4	2,339.5	**2,486.2**
Profit before tax	177.0	214.5	318.0	417.0	490.6	541.1	401.1	374.3	390.3	**396.8**
Tax	(62.2)	(74.9)	(97.9)	(121.4)	(139.8)	(154.5)	(114.3)	(108.2)	(104.6)	**(105.2)**
Minority interests	(0.2)	(0.3)	(0.9)	(1.0)	(1.2)	(1.3)	(1.2)	(0.9)	(1.1)	**(1.5)**
Profit after tax and minority interests	114.6	139.3	219.2	294.6	349.6	385.3	285.6	265.2	284.6	**290.1**
Dividends	(33.7)	(41.4)	(72.2)	(87.5)	(105.9)	(117.6)	(93.2)	(94.9)	(101.6)	**(110.1)**
Profit retained in the group	80.9	97.9	147.0	207.1	243.7	267.7	192.4	170.3	183.0	**180.0**
Earnings per 1p share	5.87p	7.11p	8.57p	10.32p	12.22p	13.47p	11.71p	13.30p	15.00p	**15.83p**
Dividends per 1p share	1.73p	2.10p	2.53p	3.06p	3.70p	4.11p	4.53p	5.00p	5.53p	**6.10p**
Share capital	19.6	19.7	28.5	28.6	28.7	28.7	20.8	19.5	18.6	**18.2**
Reserves	154.9	210.0	(158.8)	(64.2)	160.4	422.9	(548.2)	(666.2)	(705.0)	**(637.3)**
Minority interests	1.1	1.2	2.4	3.8	4.6	4.9	5.5	5.6	6.3	**6.5**
Capital employed	175.6	230.9	(127.9)	(31.8)	193.7	456.5	(521.9)	(641.1)	(717.3)	**(612.6)**

Notes: 1. The turnover from 1999 includes franchisee turnover. Earlier years have not been restated.

2. 1999 capital employed has been restated following the adoption of FRS 15 in 2000. Earlier years have not been restated.

3. 2002 capital employed has been restated following the adoption of Application Note G which was issued as an amendment to FRS 5. Earlier years have not been restated.

Notice of Meeting

NOTICE OF MEETING Notice is hereby given that the seventy-seventh annual general meeting of Rentokil Initial plc will be held at The British Library, 96 Euston Road, London NW1 2DB on 27th May 2004 at 11.00 a.m.

AGENDA

1. To receive the Report of the Directors, the accounts for 2003 and the Independent Auditors' Report thereon.

2. To approve the Remuneration Report.

3. To declare a dividend.

4. (i) To re-elect a director retiring by rotation, Mr E F Brown (executive director);
   (ii) To re-elect a director retiring by rotation, Mr R R Spinney (a non-executive director and member of the audit and remuneration committees);
   (iii) To re-elect a director retiring by rotation, Mr J C F Wilde (chief executive).

5. That PricewaterhouseCoopers LLP be re-appointed auditors of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company and that their remuneration be determined by the directors.

To consider and, if thought fit, to pass the following special resolution:

6. That, in substitution for existing authorities, the company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163 of that Act) of Ordinary shares of 1p each in the capital of the company provided that:

   (i) the maximum number of Ordinary shares which may be purchased is 235,420,780;

   (ii) notwithstanding paragraph (i) above, the company may not make market purchases pursuant to the authority conferred by this Resolution of such number of Ordinary shares as in aggregate amounts to 15 per cent., or more of the number of Ordinary shares which are in issue immediately following the general meeting (or any adjournment thereof) at which this resolution is passed;

   (iii) the minimum price which may be paid for each Ordinary share (exclusive of expenses) is 1p;

   (iv) the maximum price which may be paid for each Ordinary share is an amount (exclusive of expenses) equal to 105 per cent. of the average of the middle market quotations for an Ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such Ordinary share is contracted to be purchased; and

   (v) this authority shall expire at the conclusion of the annual general meeting of the company in 2005 or, if earlier, on 27th August 2005 (except in relation to the purchase of shares the contract for which was entered into before the expiry of this authority and which might be executed wholly or partly after such expiry).

7. To transact any other business of the company.

By order of the board

R Ward-Jones
Secretary
14th April 2004

Registered Office:
Felcourt, East Grinstead
West Sussex RH19 2JY
Registered No. 224814

NOTES

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the company.
2. Only those persons who are on the share register at close of business on 25th May 2004 before the time of the meeting shall be entitled to attend and vote at the meeting.
3. Shares held in uncertified form (i.e. in CREST) may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual.
4. A copy, or memorandum of the terms, of every service contract between the company or any of its subsidiaries and any director of the company is available for inspection at the company's registered office and at the offices of Denton Wilde Sapte, One Fleet Place, London EC4M 7WS, during normal business hours on any weekday (Saturdays and public holidays excepted) until 27th May 2004 and will also be available for inspection at the place of the annual general meeting for at least 15 minutes prior to and during the meeting.
5. The annual general meeting is being held at The British Library, 96 Euston Road, London NW1 2DB (see map on proxy card). The nearest underground stations are King's Cross and Euston.

Shareholder information

Results

2003 Half year	28th August 2003
2003 Full year	26th February 2004
2004 Half year	26th August 2004

Dividends

2003 Interim 1.75p (2002: 1.58p)	Paid 31st October 2003
2003 Final (proposed) 4.35p (2002 3.95p)	Pay date 4th June 2004 (to shareholders on the register on 7th May 2004)

Annual general meeting

Venue see page 78	27th May 2004

Capital history

Mid market price 31st March 1982	7.5375p*
Mid market price 31st December 2003	190p
2003 high/low	230.25p/155.5p

*Adjusted for the 1983 bonus issue and the 1990, 1992 and 1997 share splits.

Registrars

Capita Registrars	Telephone (in UK): 0870 1623100
The Registry	Telephone (from overseas): +44 20 8639 2157
34 Beckenham Road	Fax: +44 (0) 20 8639 2342
Beckenham	Email: ssd@capitaregistrars.com
Kent BR3 4TU	DX 91750 Beckenham West

Shareholder services

To receive shareholder communications, (including the annual report), in electronic form, go to the address opposite and through <<Shareholders click here>> go to the Rentokil Initial pages where you can register your email address.

www.capitaregistrars.com

The services opposite are available on line at www.capitaregistrars.com. Some on line services require you, for security reasons, to register for a User ID before proceeding.

- Balance enquiry
- Register/Change email address
- Proxy voting
- Change dividend payment instructions
- Change address

Company

Rentokil Initial plc	Telephone: +44 (0) 1342 833022
Felcourt	Fax: +44 (0) 1342 326229
East Grinstead	Web: www.rentokil-initial.com
West Sussex RH19 2JY	Contact: investors@rentokil-initial.co.uk

These financial statements may be downloaded in pdf format from the company's website which also contains additional general information on the company.

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Rentokil Initial